Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 17, 2004

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains the following items:

(a)                                  Chief Executive’s Statement;

(b)                                 Operating and Financial Review;

(c)                                  summary of Vodafone’s mobile telecommunications businesses’ customer information at 30 September 2004;

(d)                                 a brief description of recent transactions and other developments of Vodafone Group Plc and its subsidiary undertakings and other recent business developments; and

(e)                                  unaudited interim consolidated financial information for Vodafone as of and for the six month periods ended 30 September 2004 and 2003, including comparative consolidated financial information for Vodafone as of and for the year ended 31 March 2004 including:

(i)                                     Interim consolidated financial statements;

(ii)                                  Report of Independent Registered Public Accounting Firm to the Board of Directors regarding the unaudited interim consolidated financial statements.

Exhibit

Letter from Deloitte & Touche LLP in respect of its “Report of Independent Registered Public Accounting Firm to the Board of Directors” regarding the unaudited interim consolidated financial statements for the six month periods ended 30 September 2004 and 2003.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.  In particular, such forward-looking statements include the statements under “Chief Executive’s Statement” regarding returns to shareholders, free cash flow in this and future financial years and the impact thereof on future financial performance, organic growth in average proportionate customers, number of Vodafone live! with 3G customers and share purchases; the statements under “Trend Information” regarding Vodafone’s expectations for the years ending 31 March 2005 and 2006 as to average proportionate mobile customer organic growth, number of Vodafone live! with 3G customers, depreciation and licence amortisation, capitalised fixed asset additions, free cash flow, cash expenditure on fixed assets, tax payments, share purchases and guidance under IFRS; the statements under “United Kingdom” regarding Vodafone UK’s restructuring programme and its impact on support costs and operations; the statements under “Americas” regarding expansion of certain Verizon Wireless services; the statements under “Japan” with respect to expected availability of 3G handsets, the expected impact on margins and market position once the handsets are available and the expected outcome of the plans announced to improve Vodafone Japan’s performance and competitive position; the statements under “Taxation” with respect to the expected effective tax rates; the statements under “Dividends” with respect to dividend payments and increases in the level of dividends; and the statements under “One Vodafone” regarding anticipated benefits to the Group of the One Vodafone programme, including statements related to revenue generation, speed to market for new services and the Group’s strategic cost position, free cash flow, cost savings and revenue enhancements, combined mobile operating expenses and tangible fixed asset additions.  These forward-looking statements are made on the basis of certain assumptions which Vodafone believes to be reasonable in light of Vodafone’s operating experience in recent years.  The principal assumptions on which these statements are based relate to exchange rates, customer numbers, usage and pricing, take-up of new services, revenue growth, profit margins, termination and interconnect rates, customer acquisition and retention costs, network opening and operating costs and the availability of handsets.

The document also contains other forward-looking statements including statements with respect to Vodafone’s expectations as to launch and roll-out dates for products and services, including, for example, 3G services and handsets, Vodafone live! and Vodafone’s business services; intentions regarding the development of products and services; 3G penetration rates; acquisitions and disposals; expectations with respect to shareholder value growth; share purchases; our ability to be a mobile market leader; mobile call termination rates; the Group’s adoption and implementation of IFRS and the impact thereof on the Group’s effective tax rate; dividend payments by Vodafone Italy; the impact of recent US GAAP pronouncements; maintenance of credit ratings and overall market trends.  Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements particularly the statements under “Chief Executive’s Statement”, “Trend Information”, “United Kingdom”, “Americas”, “Japan”, “Taxation”, “Dividends” and “One Vodafone” referred to above.  These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity requiring changes in pricing models and/or new product offerings or resulting in higher costs of acquiring new customers or providing new services; the impact on capital spending from investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; slower customer growth or reduced customer retention; the possibility that technologies, including mobile internet platforms, and services, including 3G services, will not perform according to expectations or that vendors’ performance will not meet the Group’s requirements; changes in the projected growth rates of the mobile telecommunications industry; the Group’s ability to realise expected synergies and benefits associated with 3G technologies and the integration of our operations and those of acquired companies; future revenue contributions of both voice and non-voice services offered by the Group; lower than expected impact of GPRS, 3G and Vodafone live! and the Group’s business offerings on the Group’s future revenue, cost structure and capital expenditure outlays; the ability of the Group to harmonise mobile platforms and any delays, impediments or other problems associated with the roll-out and scope of 3G technology and services and Vodafone live! and the Group’s business or service offerings in new markets; the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable GPRS and 3G handsets, network equipment and other key products from suppliers; greater than anticipated prices of new mobile handsets; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on one or more of the measurements of our financial performance or the level of dividends; any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the European Commission regulating rates the Group is permitted to charge; the Group’s ability to develop competitive data content and services which will attract new customers and increase average usage; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; the possibility that new marketing campaigns or efforts are not an effective expenditure; the possibility that the Group’s integration efforts do not increase the speed-to-market of new products or improve the Group’s cost position; changes in exchange rates, including particularly the exchange rate of pound sterling to the euro, US dollar and the Japanese yen; the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications; changes in statutory tax rates and profit mix which would impact the weighted average tax rate; changes in tax legislation in the jurisdictions in which the Group operates; timing and amount of any tax payments depending upon the outcome of negotiations with the relevant tax authorities; and loss of suppliers or disruption of supply chains.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors” contained in our Annual Report on Form 20-F with respect to the financial year ended 31 March 2004.  All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above.

No assurance can be given that the forward-looking statements in this document will be realised.  Neither Vodafone Group nor any of its affiliates intends to update these forward-looking statements.

PRESENTATION OF INFORMATION

In the discussion of the Group’s reported financial position and results for the six month period to 30 September 2004, information in addition to that contained within the unaudited interim consolidated financial statements is presented on the basis that it provides readers with access to additional financial information regularly reviewed by management.  This information is provided to assist investor assessment of the Group’s performance from period to period.  However, the additional information presented is not uniformly defined by all companies in the Group’s industry.  Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies.  Definitions of the terms and measures presented are shown on page 19.

In presenting and discussing the Group’s reported financial position, operating results and cash flows, the Group uses certain non-GAAP measures.  An explanation as to the use of these measures and a reconciliation to the nearest equivalent GAAP measure can be found on page 34.  Each of these measures is not intended to be a substitute for, or superior to, the closest equivalent GAAP measures.

CHIEF EXECUTIVE’S STATEMENT

Our first half results demonstrate a robust operational performance, which reflects Vodafone’s industry leading position and global footprint.

Organic revenue growth in the first half in our controlled mobile businesses was 6%, with reported growth of total Group turnover of 4%.  A key driver has been the continued strong growth in customers across many of our controlled businesses, principally the UK, Spain and Germany, offset by weaker performance in Japan.

We continue to be excited about the future growth opportunities for our business.  We have recently launched a compelling set of new services on our 3G platform in 13 markets with a wide range of industry leading new handsets. With new and attractive pricing for both data and voice services, Vodafone is delivering on its promise to delight the customer.  Our 3G launch gives us a market leading, differentiated customer proposition in Europe and significantly improves our competitive position in Japan.

As we announced on 10 November, we expect 3G to deliver a material benefit to our business over time and are targeting more than 10 million Vodafone live! with 3G customers in our controlled operations by the end of March 2006.

Another core focus of the Group is to leverage our scale and scope advantage through the One Vodafone programme.  In September we announced financial targets to quantify the benefits from One Vodafone.  We are targeting to realise £2.5 billion of annual pre-tax operating free cash flow in the 2008 financial year through both increased productivity and revenue enhancements. This annual benefit is made up of cost savings of £1.4 billion and revenue based enhancements of £1.1 billion and which we expect to have a significant impact on our financial performance in the future.

In order to deliver on our 3G and One Vodafone objectives, we have announced changes in management responsibilities and a new organisational structure.  These changes will enable us to better respond to the high expectations of our customers. In an increasingly competitive environment, faster execution will enable us to continue to deliver benefits to our customers, our employees and our shareholders.

Overall the business is performing well and on track with our expectations at the beginning of the year.  For the full year, we expect double digit organic growth in average proportionate customers.  Free cash flow is expected to be around £7 billion.

Supported by strong underlying cash flow generation and strong growth prospects for the business, we have announced on 16 November a rebasing of the interim dividend to 1.91 pence per share and have increased the share purchase programme from £3 billion to around £4 billion, completing by the end of March 2005.  This is consistent with our stated intention to increase returns to our shareholders and our statement that we do not wish to delever the Group any further, but wish to retain financial flexibility to pursue selective, value enhancing opportunities that may arise.

These are exciting times for Vodafone as we lead the way in delivering an enhanced customer experience that we believe will deliver superior returns for our shareholders.

Arun Sarin

OPERATING AND FINANCIAL REVIEW

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements for the six month periods to 30 September 2004 and to 30 September 2003 included in this document and the Group’s Annual Report on Form 20-F for the year ended 31 March 2004.  Any references to financial information for the year ended or as of 31 March 2004 are derived from the Group’s audited consolidated financial statements contained in the Group’s Annual Report on Form 20-F for the year ended 31 March 2004.

The unaudited interim consolidated financial statements for both six month periods and any information derived from the Group’s audited consolidated financial statements for the financial year ended 31 March 2004 are prepared in accordance with UK GAAP.  Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 9 to the interim consolidated financial statements.

Results of operations

The following tables of summarised financial information, and the discussion below, compare the results of operations for the six months ended 30 September 2004 with the six months ended 30 September 2003.

	Six months to 30 September
	2004		2003
	£m (unaudited)		£m (unaudited)

Group turnover(1)
- Continuing operations	16,796		16,081
- Discontinued operations	—		818
	16,796		16,899

Total Group operating loss(1)
- Continuing operations	(1,615)		(1,644)
- Discontinued operations	—		66
	(1,615)		(1,578)

Loss on ordinary activities before interest and taxation	(1,593)		(1,636)

Loss on ordinary activities before taxation	(1,884)		(1,992)

Loss for the financial period	(3,195)		(4,254)

Basic and diluted loss per share	(4.77	)p	(6.24	)p

Dividend per share	1.91	p	0.9535	p

(1)          Turnover and operating loss are analysed in more detail in the table below.

The analysis of turnover and operating loss below is used by management to give a more detailed understanding of the turnover of the Group and to enhance insight into the costs of the business.  These measures are presented to enhance the discussion of turnover and expenses that follows and to enable a reader to better understand the components of revenue and associated costs.

The Group has amended its segmental disclosure of turnover to a gross of intercompany turnover basis, rather than a net of intercompany turnover basis as previously disclosed, in order to facilitate analysis of the performance of the Group and as part of the Group’s preparations for the introduction of International Financial Reporting Standards (“IFRS”).  There is no impact on total Group turnover, which continues to be stated on a net of intercompany turnover basis.  In addition, a more detailed analysis of the results of the Group’s mobile telecommunications business and certain key markets has been provided, consistent with internal measures to facilitate management’s discussion of the results.

		Six months to 30 September
		2004	2003	% change
		£m	£m	£	Organic

Turnover	Mobile telecommunications
	- Total service revenue	14,546	14,114	3	5
	- Other revenue(1)	1,817	1,592	14	12
		16,363	15,706	4	6
	Other operations	513	1,607	(68)
	Less: turnover between mobile and other operations	(80)	(414)	(81)
		16,796	16,899	(1)	7

Total Group operating loss		(1,615)	(1,578)	2

	Mobile telecommunications(2)(3)	5,670	5,684	—	4
	Other operations(2)(3)	15	38	(61)
		5,685	5,722	(1)	5
	Goodwill amortisation	(7,300)	(7,651)	(5)
	Exceptional operating items	—	351	—

Mobile telecommunications

Trading results	Voice services	12,157	11,926	2	4
	Non-voice services	2,389	2,188	9	12
	Total service revenue	14,546	14,114	3	5
	Net other revenue(1)	283	164	73
	Other direct costs	(964)	(921)	5
	Interconnect costs	(2,189)	(2,102)	4
	Net acquisition costs(1)	(983)	(866)	14
	Net retention costs(1)	(883)	(721)	22
	Payroll	(1,044)	(1,006)	4
	Other operating expenses	(2,344)	(2,346)	—
	Depreciation and amortisation(3)	(2,314)	(1,995)	16
	Share of operating profit in associated undertakings(2)(3)	1,562	1,363	15
		5,670	5,684	—	4

(1)          Turnover for the mobile telecommunications business includes revenue of £1,534 million (2003: £1,428 million), an increase of 7% or 10% on an organic basis at constant exchange rates, which has been deducted from acquisition and retention costs and excluded from other revenue in the trading results

(2)          Before exceptional items

(3)          Before goodwill amortisation

See page 19 for definition of terms

Group

Turnover decreased by 1% to £16,796 million in the six months ended 30 September 2004, comprising organic growth of 7%, offset by unfavourable movements in exchange rates of 4% and the effect of acquisitions and disposals of 4%, principally the disposal of Japan Telecom.  The foreign exchange impact primarily arose due to the relative strength of Sterling against the Euro and Yen compared to the prior period.

After goodwill amortisation and exceptional items, the Group reported a total operating loss of £1,615 million, compared with a loss of £1,578 million for the prior period.  The charges for goodwill amortisation, which do not affect the cash flows of the Group or the ability of the Company to pay dividends, fell by 5% to £7,300 million, principally as a result of the impact of foreign exchange movements.  Total Group operating profit, before goodwill amortisation and exceptional items, decreased by 1% to £5,685 million, with underlying organic growth of 5%, as unfavourable exchange rate movements, particularly the strengthening of Sterling against the Euro and the US Dollar, reduced this growth by 5% and the effect of acquisitions and disposals led to a further reduction of 1%.

Mobile telecommunications

Turnover in the mobile telecommunications businesses increased by 4%, or 6% on an organic basis at constant exchange rates.  The increase in turnover was driven principally by organic service revenue growth, at constant exchange rates, of 5%, which improved principally as a result of growth of 8% in the Group’s average controlled customer base compared to the prior period.

Voice revenue improved by 4% on an organic basis at constant exchange rates, following an increase in total voice usage in controlled mobile businesses of 9% to 83.7 billion minutes for the six months ended 30 September 2004, offset by competitive pressures resulting in tariff reductions and lower termination rates reducing incoming revenue.

Non-voice revenue increased to £2,389 million for the six months ended 30 September 2004, or 12% on an organic basis at constant exchange rates.  Messaging revenue continues to represent the largest component of non-voice revenue.  Data revenue as a percentage of non-voice revenue increased to 26.7% compared to 25.6% for the prior period as the Group continues to drive adoption of new consumer services, such as Vodafone live!, and business offerings, including Vodafone Mobile Connect datacard and BlackBerry from Vodafone.

Other revenue increased to £1,817 million, or 12% on an organic basis at constant exchange rates.  The increase has arisen from higher levels of gross additions and upgrades in the period and revenue from non-Vodafone customers acquired as a result of the acquisition of UK service providers in the prior year.  Other revenue related to acquisition and retention activities increased to £1,534 million, or 10% on an organic basis at constant exchange rates.

Acquisition and retention costs, net of attributable revenues, increased by 18% to £1,866 million.  The increase was primarily driven by higher customer growth in the UK and Spain and increased investment in retention activities in the UK and Japan.  Other operating expenses as a percentage of service revenue reduced from 16.6% to 16.1% as the Group continued to realise cost efficiencies, particularly in network and IT costs.

Depreciation and licence amortisation charges increased by 16% following the commencement of 3G services in a number of the Group’s controlled mobile businesses. Licence amortisation amounted to £204 million in the period compared to £22 million in the prior period.

Total Group operating profit, before goodwill amortisation and exceptional items, for the mobile businesses decreased by less than 1% to £5,670 million, with organic growth of 4%, as unfavourable exchange rate movements, particularly the strengthening of Sterling against the Euro and the US Dollar, reduced this growth by 5%.  The acquisition of service providers in the UK in the prior year increased growth by 1%.

Amortisation of goodwill

The charges for goodwill amortisation, which do not affect the cash flows of the Group or the ability of the Company to pay dividends, decreased by 5% to £7,300 million, principally as a result of the impact of foreign exchange movements.

Exceptional items

There were no exceptional operating items in the six months ended 30 September 2004.  Exceptional operating income for the six months ended 30 September 2003 comprised £351 million of expected recoveries and provision releases in relation to a contribution tax levy on Vodafone Italy.

The exceptional non-operating credit for the six months ended 30 September 2004 was £22 million (2003: charge of £58 million).  The current period credit is primarily due to the profit on disposal of certain fixed asset investments in Japan.  The prior period charge principally related to a loss on disposal of the Japan Telecom fixed line operations, which was partially offset by a profit on disposal of Grupo Iusacell.

Interest

Total Group net interest payable, including the Group’s share of the net interest expense of associated undertakings, decreased from £356 million for the six months ended 30 September 2003 to £291 million for the six months ended 30 September 2004.

The Group net interest cost, excluding the net interest expense of associated undertakings, and including returns on investments for the current period of £18 million, decreased to £191 million, including £120 million (2003: £97 million) relating to potential interest charges arising on settlement of tax balances, from £251 million for the prior year and was covered 39 times by operating cash flow plus dividends received from associated undertakings.  The Group’s share of the net interest expense of associated undertakings decreased from £105 million to £100 million.

Taxation

The effective rate of taxation for the period ended 30 September 2004, which is based on the expected effective tax rate for the year ending 31 March 2005, is (52.4)% compared to (62.5)% for the year ended 31 March 2004.  This rate includes the impact of goodwill amortisation and exceptional items, which may not be deductible for tax purposes or taxable.  Aside from non-tax deductible goodwill, which results in a negative effective tax rate, the Group’s tax charge has benefited from the finalisation of the reorganisation of the Group’s German operations in the current period, which has outweighed the impact of reduced tax incentives in Italy and the absence of last year’s one-off benefit from the restructuring of the Group’s associated undertakings in France.  The Group’s tax charge has also benefited from an exceptional deferred tax credit of £572 million, which relates to tax losses in Vodafone Holdings K.K. becoming eligible for offset against the profits of Vodafone Japan following the merger of the two entities on 1 October 2004.  The deferred tax credit was recognised following shareholder and regulatory approval of the transaction in the six month period.

Basic and diluted loss per share

Basic and diluted loss per share, after goodwill amortisation and exceptional items, improved from a loss per share of 6.24 pence to a loss per share of 4.77 pence for the six months ended 30 September 2004.  The loss per share includes a charge of 10.91 pence per share (2003: 11.22 pence per share) in relation to the amortisation of goodwill and a credit of 0.86 pence per share (2003: credit of 0.20 pence per share) in relation to exceptional items.

Balance sheet

Total fixed assets reduced from £133,980 million at 31 March 2004 to £130,194 million at 30 September 2004. The decrease of £3,786 million comprised a reduction in intangible assets of £3,223 million, a decrease in investments of £550 million and a decrease in tangible fixed assets of £13 million.

The reduction in intangible assets was primarily due to the amortisation of goodwill of £6,373 million, offset by goodwill capitalisation principally in respect of the stake increase in Vodafone Japan of £1,705 million during the period and foreign exchange movements.  Tangible fixed assets was, broadly, unchanged as capital expenditure was offset by the depreciation charge.  The decrease in fixed asset investments of £550 million was primarily due to amortisation of goodwill on the Group’s interests in associated undertakings of £927 million offset by foreign exchange movements on goodwill in associated undertakings.

Current assets reduced from £13,149 million at 31 March 2004 to £12,023 million at 30 September 2004, principally due to a decrease in current asset investments from £4,381 million at 31 March 2004 to £1,998 million at 30 September 2004 and an increase in cash at bank and in hand from £1,409 million at 31 March 2004 to £2,652 million at 30 September 2004.

Equity shareholders’ funds

Total equity shareholders’ funds at 30 September 2004 decreased from £111,924 million at 31 March 2004 to £107,774 million.  The decrease comprises the loss for the period of £3,195 million, dividends of £1,263 million and purchases of treasury shares of £1,748 million offset by the issue of new share capital of £51 million and net currency translation gains of £1,976 million.

Inflation

Inflation has not had a significant effect on the consolidated results of operations and financial conditions during the six months to 30 September 2004.

MOBILE TELECOMMUNICATIONS – REGIONAL REVIEW

In October 2004, the Group announced changes to the regional structure of its operations, effective from 1 January 2005.  The following results are presented in accordance with the current regional structure.  The Annual Report on Form 20-F for the year ending 31 March 2005 will be presented in accordance with the new regional structure.

UNITED KINGDOM AND IRELAND

Financial highlights

		Six months to 30 September
		2004	2003	% change
		£m	£m

Turnover	United Kingdom(1)	2,563	2,167	18
	Ireland	406	383	6
	Less: intra-segment turnover	(9)	(7)
		2,960	2,543	16

Total Group operating profit(2)	United Kingdom	491	549	(11)
	Ireland	146	136	7
		637	685	(7)

United Kingdom

Trading results	Voice services	1,879	1,718	9
	Non-voice services	404	302	34
	Total service revenue	2,283	2,020	13
	Net other revenue(1)	94	19
	Other direct costs	(189)	(112)	69
	Interconnect costs	(410)	(380)	8
	Net acquisition costs(1)	(186)	(117)	59
	Net retention costs(1)	(198)	(147)	35
	Payroll	(201)	(198)	2
	Other operating expenses	(339)	(299)	13
	Depreciation and amortisation(2)	(363)	(237)	53
	Total Group operating profit(2)	491	549	(11)

KPIs	Closing customers (‘000)	14,600	13,483	8
	Average monthly ARPU	£26.6	£25.1	6
	Churn	29.3%	29.4%

(1)          Turnover for UK includes revenue of £186 million (2003: £128 million) which has been excluded from other revenue and deducted from acquisition and retention costs in the trading results

(2)          Before goodwill amortisation

See page 19 for definition of terms

United Kingdom

The United Kingdom market continued to be one of the most competitive in which Vodafone operates in Europe.  Nevertheless, Vodafone has been successful in attracting high value customers through differentiated products, service quality and network performance.

Turnover increased by 18% to £2,563 million, comprising underlying growth of 7% and the effect of the acquisition of a number of service providers in the prior year, including Singlepoint (4U) Limited, which contributed growth of 11%.  Growth in voice revenue resulted from an increase of 7% in the average number of customers for the six months ended 30 September 2004 compared to the prior period and the impact of the service provider acquisitions.  Non-voice revenue improved to 17.7% of service revenue for the six months ended 30 September 2004 compared to 15.0% for the prior period as usage levels of messaging and other non-voice offerings, including Vodafone live!, Vodafone Mobile Connect datacards and BlackBerry from Vodafone devices increased.  The number of Vodafone live! customers grew to 2,403,000 at 30 September 2004.

Average monthly ARPU increased compared to the prior period, driven by growth in contract ARPU.  The increase was primarily due to rising non-voice revenue and the impact of service provider acquisitions in the prior year.

Registered customers increased by 4% over the six month period to 14,600,000, compared to 1% in the six month period to 30 September 2003, demonstrating Vodafone UK’s increased focus on acquisition and retention activities and the success of new tariffs and services for the corporate and business segments.  The contract customer base was maintained at 40% of total registered customers.

In September 2004, Vodafone UK, along with the other mobile network operators, excluding the third generation operator, reduced its termination charges by approximately 30% following the publication by OFCOM, the national regulator, in June 2004 of its “Statement on Wholesale Mobile Voice Call Termination”. The current regulation extends to 31 March 2006 and no further reduction in termination rates is anticipated during this period.  During the period an agreement was reached to provide wholesale services to BT and at the end of September 2004, 5,000 BT customers were connected to the Vodafone network under this agreement.

The fall in operating profit before goodwill amortisation resulted from increased investment in acquisition and retention activity, leading to higher levels of customer additions and equipment upgrades, and from an increase in both depreciation and licence amortisation charges, primarily due to the commencement of 3G services towards the end of the previous financial year.  Payroll costs reduced as a percentage of turnover following the restructuring programme announced in the second half of the previous financial year.  Vodafone UK has launched and is executing a structured plan to drive revenue and margin growth.  The key elements of this plan are to sustainably differentiate and segment the customer base allowing more effective targeted marketing, a drive to lower costs and to position the organisation for the future.  Under the drive to lower costs, Vodafone UK is continuing to consolidate and simplify its network and customer service operations.  Support costs are also expected to be reduced.  The full benefits from this programme are expected to be realised over a number of years.

Other revenue and other direct costs have both increased as a result of non-Vodafone customers acquired as part of service provider acquisitions in the prior year.

Ireland

Vodafone Ireland’s turnover increased by 11% when measured in local currency, benefiting from an increasing customer base and strong growth in voice usage.  Non-voice revenue as a percentage of service revenue was 20.0% for the six months ended 30 September 2004.  Average monthly ARPU grew from €49.2 for the six months ended 30 September 2003 to €51.4 for the six months ended 30 September 2004, predominantly a result of growth in voice revenue as Ireland continued to have the highest level of outgoing voice usage per customer in the Group’s controlled mobile businesses.  Operating profit before goodwill amortisation increased by 13% in local currency, principally driven by the increased turnover combined with improvements in operating efficiency.

Vodafone Ireland successfully maintained its market leadership with an approximate market share of 54% for the quarter ended 30 June 2004 and a closing customer base at 30 September 2004 of 1,890,000.

NORTHERN EUROPE

Financial highlights

		Six months to 30 September
		2004	2003	% change
		£m	£m	£	€(3)

Turnover	Germany(1)	2,808	2,773	1	6
	Other Northern Europe	993	988	1
	Less: intra-segment turnover	(23)	(18)
		3,778	3,743	1

Total Group operating profit(2)	Germany	876	911	(4)	1
	Other Northern Europe	771	778	(1)
		1,647	1,689	(2)

Germany

Trading results	Voice services	2,185	2,163	1	6
	Non-voice services	451	438	3	8
	Total service revenue	2,636	2,601	1	6
	Net other revenue(1)	69	63	10	16
	Other direct costs	(158)	(162)	(2)	1
	Interconnect costs	(377)	(383)	(2)	3
	Net acquisition costs(1)	(166)	(166)	—	5
	Net retention costs(1)	(157)	(157)	—	5
	Payroll	(198)	(193)	3	7
	Other operating expenses	(331)	(339)	(2)	2
	Depreciation and amortisation(2)	(442)	(353)	25	31
	Total Group operating profit(2)	876	911	(4)	1

KPIs	Closing customers (‘000)	26,092	23,780		10
	Average monthly ARPU	€25.7	€26.6		(3)
	Churn	17.4%	18.6%

(1)          Turnover for Germany includes revenue of £103 million (2003: £109 million) which has been excluded from other revenue and deducted from acquisition and retention costs in the trading results

(2)          Before goodwill amortisation

(3)          Local currency percentage change

See page 19 for definition of terms

Germany

Vodafone is well positioned in the German mobile market.  Its customer base represented 38% of the market as of 30 June 2004, and, together with the incumbent operator which has a slightly higher market share, is significantly ahead of the other two operators.

The average customer base for the period increased by 9%, compared to the six months to 30 September 2003, driving the 6% growth in service revenue in local currency.  Customer growth has been a result of the success of competitively priced offerings such as partner cards, which offer a second SIM card without a handset, to contract customers at a low monthly cost to the customer.  For prepaid customers, connection fees have been reduced.  Vodafone Germany benefits from lower than average subsidies on both of these plans, although partner cards have had a dilutive effect on contract ARPU.  Contract bundles, first introduced in March 2004 and aimed at acquiring higher value customers, have been successful in reducing this dilutive effect.  Prepaid ARPU has also reduced following a rise in the number of lower spending customers and a fall in activity level.

Non-voice revenue increased by 8% compared to the six months ended 30 September 2003, as a marginal decline in messaging revenue and usage was offset by an 83% increase in revenue from the Group’s other data offerings, primarily Vodafone live! in the consumer segment and Vodafone Mobile Connect datacards in the business segment.  Non-voice revenue represented 17.1% of service revenue for the period compared to 16.8% for the six months ended 30 September 2003.  Vodafone Germany became the first operator in the country to offer 3G services in May 2004.  The number of Vodafone live! customers increased to 3,570,000 customers at 30 September 2004.

Operating profit before goodwill amortisation was impacted by the commencement of depreciation and amortisation on the 3G network and licence, following launch of services in the second half of the previous financial year, with the licence amortisation representing the largest share of this increase.  A higher proportion of prepaid additions and lower contract subsidies, as discussed above, led to net acquisition costs increasing 5% in local currency in spite of a 10% increase in gross customer additions.  Lower loyalty scheme costs had a similar effect on net retention costs, which increased 5% in local currency on a 10% increase in gross upgrades.  Other costs remained relatively stable compared to the six months ended 30 September 2003.

Vodafone Germany has agreed to reduce its mobile call termination rate with Deutsche Telekom for incoming calls from Deutsche Telekom fixed lines by 23% over two years, from 14.3 eurocents per minute to 13.2 eurocents in December 2004 and to 11.0 eurocents in December 2005, subject to regulatory approval.

Other Northern Europe

Proportionate customers for the Group’s other operations in the Northern Europe region increased by 6% in the six month period to 30 September 2004.

Turnover increased marginally in spite of the strengthening of Sterling against local currencies.  Vodafone Netherlands and Vodafone Sweden reported stable turnover when measured in local currency despite competitive pressures on pricing and imposed termination rate reductions.  Vodafone Hungary continued to grow strongly, increasing turnover by 38% in local currency, as a result of an ARPU uplift and an enlarged customer base.

Operating profit before goodwill amortisation decreased, principally as a result of a decline in the profitability of Vodafone Sweden, due to significantly higher operating expenses and depreciation charges, following the continuing cost of developing the 3G network which was launched in July 2004, and increased acquisition and retention costs as competition intensified.  In the Netherlands, operating profit before goodwill amortisation increased as a result of a release of a provision, following a successful appeal reducing a fine imposed by the Dutch Competition Authority on mobile operators for a breach of the Dutch Competition Act.  The effect of this release was partially offset by a rise in customer acquisition costs.  SFR reported strong revenue growth as a result of a 7% increase in the average customer base over the prior period and improved usage of voice and non-voice services, including Vodafone live! which had 1.4 million SFR customers at 30 September 2004.  The Group’s share of the operating profit before goodwill amortisation of SFR increased following this revenue growth and an improved operating margin.

On 24 September 2004, the Group entered into a sale and purchase agreement to acquire the remaining 7.2% shareholding in Vodafone Hungary from Antenna Hungaria Rt. The sale is due to be completed on or before 31 December 2004, subject to certain conditions.

SOUTHERN EUROPE

Financial highlights

		Six months to 30 September
		2004	2003	% change
		£m	£m	£	€(3)

Turnover	Italy(1)	2,723	2,634	3	8
	Spain	1,554	1,330	17	22
	Other Southern Europe	1,087	955	14
	Less: intra-segment turnover	(21)	(16)
		5,343	4,903	9

Total Group operating profit(2)	Italy	1,127	1,113	1	6
	Spain	397	384	3	8
	Other Southern Europe	283	232	22
		1,807	1,729	5

Italy

Trading results	Voice services	2,239	2,213	1	6
	Non-voice services	369	312	18	24
	Total service revenue	2,608	2,525	3	8
	Net other revenue(1)	7	7	—	11
	Other direct costs	(146)	(143)	2	8
	Interconnect costs	(464)	(442)	5	10
	Net acquisition costs(1)	(38)	(32)	19	24
	Net retention costs(1)	(41)	(33)	24	29
	Payroll	(161)	(152)	6	11
	Other operating expenses	(310)	(301)	3	8
	Depreciation and amortisation(2)	(328)	(316)	4	8
	Total Group operating profit(2)	1,127	1,113	1	6

KPIs	Closing customers (‘000)	21,686	19,982		9
	Average monthly ARPU	€30.3	€30.5		(1)
	Churn	16.4%	16.9%

(1)          Gross turnover for Italy includes revenue of £108 million (2003: £102 million) which has been excluded from other revenue and deducted from net acquisition and net retention costs in the trading results

(2)          Before goodwill amortisation and exceptional items

(3)          Local currency percentage change

See page 19 for definition of terms

Italy

Vodafone’s strategy in Italy is focused on gaining high value customers.  Market share, in terms of revenue, was approximately 39% for the quarter ended 31 March 2004 compared to a customer market share of approximately 36% at 31 March 2004, demonstrating the Group’s commitment to service such customers.  Market penetration levels, including the effect of customers having a SIM from more than one mobile operator, are over 100%, but excluding this effect, penetration was lower.

The increasing customer base continued to be the main driver of service revenue growth, with average customers for the period 9% higher than the comparative period.  Activity levels among the base, however, declined to 92% at 30 September 2004 from 94% at 30 September 2003, due to competition, resulting in a slightly reduced average monthly ARPU.  Revenue growth over the summer was impacted by extended promotions providing reductions in airtime charges, which have been successful in stimulating higher usage.

Improved messaging revenue represents the main proportion of the increase in non-voice revenue. A 114% increase in revenue from the Group’s data offerings, including Vodafone live! and Vodafone Mobile Connect datacards, also contributed.  By 30 September 2004, Vodafone Italy had 1,643,000 Vodafone live! customers.

Operating profit before goodwill amortisation and exceptional items increased by 6% in local currency as the improvement in turnover was partially offset by increased interconnect costs, as a result of increased international roaming, and increased investments in acquisition and retention activities arising from competitive pressures, though these effects have been partially offset by ongoing operational efficiencies.

Financial highlights

		Six months to 30 September
		2004	2003	% change
		£m	£m	£	€(3)
Spain

Trading results	Voice services	1,246	1,100	13	18
	Non-voice services	180	131	37	44
	Total service revenue	1,426	1,231	16	21
	Net other revenue(1)	1	1	—	(16)
	Other direct costs	(117)	(91)	29	35
	Interconnect costs	(266)	(240)	11	16
	Net acquisition costs(1)	(115)	(62)	85	94
	Net retention costs(1)	(75)	(65)	15	21
	Payroll	(66)	(71)	(7)	(3)
	Other operating expenses	(224)	(190)	18	23
	Depreciation and amortisation(2)	(167)	(129)	29	36
	Total Group operating profit(2)	397	384	3	8

KPIs	Closing customers (‘000)	10,452	9,399		11
	Average monthly ARPU	€35.4	€31.8		11
	Churn	23.0%	23.0%

(1)          Turnover for Spain includes revenue of £127 million (2003: £98 million) which has been excluded from other revenue and deducted from acquisition and retention costs in the trading results

(2)          Before goodwill amortisation

(3)          Local currency percentage change

See page 19 for definition of terms

Spain

Vodafone Spain delivered strong growth during the period, benefiting from changes to refocus the business on customer segmentation, improved customer satisfaction and attractive product offerings.  These measures have stimulated usage and new customer acquisitions within a very dynamic market.

In local currency, turnover increased by 22% principally following the 21% increase in service revenue, due to growth in the average customer base over the prior period and higher usage per customer.  Growth in the customer base of 8% over the six months ended 30 September 2004 has been due to a successful acquisition strategy focusing on both new customers and those transferring numbers from other networks, with the proportion of contract customers improving to 45% at 30 September 2004, compared to 43% at 31 March 2004 and 30 September 2003.  Non-voice revenue increased by 44% and represented 12.6% of service revenue for the six months ended 30 September 2004.  The rise in non-voice revenue is principally driven by messaging but also by an increase in non-messaging data revenue from service offerings such as Vodafone live! and Vodafone Mobile Connect datacard.

Average monthly ARPU increased by 11%, benefiting from the increased percentage of contract customers and higher usage by contract and prepaid customers resulting from usage stimulation initiatives and promotions.

Operating profit before goodwill amortisation increased by 8% in local currency as the turnover growth was partially offset by increased costs.  In addition, depreciation and licence amortisation charges increased primarily due to the commencement of 3G services in the second half of the previous financial year.  The strong growth in the customer base has resulted in increased acquisition costs.  Interconnect costs as a percentage of turnover decreased as a result of reduction in termination rates in the prior financial year.

On 1 November 2004, Vodafone Spain’s termination rates were reduced by 10.5%, following guidance from the national regulator.

Other Southern Europe

Proportionate customers for the Group’s other operations in the Southern Europe region increased by 6% in the six month period to 30 September 2004.

Turnover increased by 14%, driven by strong service revenue growth, as a result of higher usage of both voice and non-voice products in all other Group subsidiaries in Southern Europe.  In Greece, service revenue increased by 18% in local currency, boosted by strong voice usage growth, a 26% increase in data revenue and a 16% increase in visitor revenue benefiting from the Olympics hosted by Athens in August 2004.  Service revenue in Vodafone Portugal increased by 15% in local currency driven by a larger customer base, growth in visitor revenue benefiting from the UEFA Euro 2004 football tournament and increased blended ARPU, partially offset by lower termination rates.

Operating profit before goodwill amortisation for Other Southern Europe, as a percentage of turnover, improved due to lower acquisition costs and operating expenses as a percentage of turnover, partially offset by higher interconnect costs and increased retention costs from a higher level of equipment upgrades.  In addition, depreciation charges were higher as a result of investment in 3G networks.  The Group’s associated undertaking Mobifon obtained a 3G licence in Romania in October 2004 for $35 million (£19 million).

AMERICAS

Financial highlights

		Six months to 30 September
		2004	2003	% change
		£m	£m	£	$(2)

Total Group operating profit/(loss)(1)	Verizon Wireless	885	712	24	40
	Other Americas	—	(7)	—
		885	705	26

Verizon Wireless

KPIs	Closing customers (‘000)	42,118	36,026		17
	Average monthly ARPU	$53.2	$50.6		5
	Acquisition and retention costs as a percentage of service revenue	12.3%	13.7%
	Churn	17.9%	21.3%

(1)          Before goodwill amortisation

(2)          Local currency percentage change

See page 19 for definition of terms

Verizon Wireless

In a highly competitive US market, Verizon Wireless continued to outperform its competitors and ranked first in customer net additions for the six months ended 30 September 2004.  The total customer base increased by 8% over the period to 42,118,000.  At 30 June 2004, US market penetration had reached approximately 58%, with Verizon Wireless’ market share at approximately 24%.

Churn rates continued to improve and are amongst the lowest in the market despite the expansion of local number portability from the 100 largest metropolitan service areas to a nationwide basis on 24 May 2004.  The low churn rate is attributable in part to the quality and coverage of Verizon Wireless’ network and the success of retention programmes such as the ‘Worry Free Guarantee’, which includes the ‘New Every Two’ plan.

In local currency, the Group’s share of Verizon Wireless’ operating profit before goodwill amortisation increased by 40% as a result of increased turnover and cost efficiencies.  Verizon Wireless’ turnover increased by 24% over the prior period driven by the larger customer base and increasing ARPU primarily due to customers migrating to higher access price plans and growth in non-voice service revenue.  Non-voice services, such as picture messaging and “Get It Now”, contributed to a 169% increase in non-voice service revenue over the prior period.  Verizon Wireless has achieved sustained cost containment through the reduction of interconnect and leased line rates as well as other operating expenses efficiencies.

Verizon Wireless is expanding its BroadbandAccess service nationally.  Powered by its Evolution-Data Optimised wide-area network, the service is currently available in more than 14 major metropolitan areas and 24 airports with the expansion on target to cover one third of Verizon Wireless’ network by the end of 2004.

Additionally, Verizon Wireless continued to acquire spectrum, which enables network capacity expansion to meet customers’ growing demand for services.  Agreements reached include the purchase of spectrum in New York City, Arkansas, 62 markets in Western and Midwestern states and, in November 2004, all of NextWave’s PCS spectrum licences, which cover 23 markets across the country.

Other Americas

The Group disposed of its stake in the Mexican mobile operator Grupo Iusacell during the previous financial year.

ASIA PACIFIC

Financial highlights

		Six months to 30 September
		2004	2003	% change
		£m	£m	£	¥(3)

Turnover	Japan(1)	3,689	3,974	(7)	(3)
	Other Asia Pacific	541	492	10
	Less: intra-segment turnover	(3)	(2)
		4,227	4,464	(5)

Total Group operating profit(2)	Japan	454	672	(32)	(29)
	Other Asia Pacific	80	64	25
		534	736	(27)

Japan

Trading results	Voice services	2,239	2,466	(9)	(5)
	Non-voice services	606	680	(11)	(7)
	Total service revenue	2,845	3,146	(10)	(5)
	Net other revenue(1)	11	9	22	29
	Other direct costs	(119)	(212)	(44)	(41)
	Net acquisition costs(1)	(322)	(346)	(7)	(3)
	Net retention costs(1)	(320)	(223)	43	50
	Interconnect costs	(250)	(266)	(6)	(1)
	Payroll	(111)	(89)	25	30
	Other operating expenses	(710)	(766)	(7)	(3)
	Depreciation and amortisation(2)	(570)	(581)	(2)	3
	Total Group operating profit(2)	454	672	(32)	(29)

KPIs	Closing customers (‘000)	15,123	14,540		4
	Monthly average ARPU	¥6,279	¥6,968		(10)
	Churn	23.1%	23.5%

(1)          Turnover for Japan includes revenue of £833 million (2003: £819 million) which has been excluded from other revenue and deducted from acquisition and retention costs in the trading results

(2)          Before goodwill amortisation

(3)          Local currency percentage change

See page 19 for definition of terms

Japan

Vodafone continued to face challenging market conditions in Japan, primarily due to the strength of competitor offerings that limited the Group’s ability to compete effectively in the 3G market in the period.  Future improvements to the handset range are expected to put Vodafone in a more competitive market position.

Turnover for the six months ended 30 September 2004, compared to the prior period, has declined marginally in local currency, with a decrease in service revenue offset by an increase in equipment and other revenue.  The loss of higher value customers and the impact of price plans introduced in October 2003, which were subsequently revised in July 2004, led to the reduction in monthly average ARPU for the current period, which in turn contributed to the 5% decrease in service revenue.  Equipment and other revenue improved by 6% in local currency due to a higher level of upgrade activity following a reduction in prices of 2.5G handsets, which outweighed lower acquisition revenue from lower gross connections.

Vodafone Japan’s customer base increased by 1% over the six months, but its market share of 18.1% at 30 September 2004 was marginally lower than at 31 March 2004, the primary reason for which was the lack of a competitive 3G customer proposition.  This included the lack of suitable 3G handsets available for the Vodafone W-CDMA network, compared with the range available through other operators using different 3G technologies, which, amongst other factors, has limited Vodafone Japan’s ability to compete effectively in the 3G market.  Vodafone Japan held approximately 1% of the customers in the 3G market at 30 September 2004.  Seven new 3G handsets are to be introduced for the winter sales season this year, which are expected to improve Vodafone’s market position.

As a result of the competitive pressures, there has been a strong focus on customer retention, which has depressed the operating profit before goodwill amortisation, though this effect was partially offset by a decrease in other direct costs, following reductions in provisions for slow moving handset stocks, and operational efficiency.  Payroll costs were 30% higher than the comparative period, principally as a result of charges associated with a voluntary redundancy programme, which is part of the transformation plan discussed below.

An ongoing transformation plan is expected to improve Vodafone Japan’s performance and competitive position in the market.  This is focusing on cost reductions through leveraging the Group’s global scale and scope, improving the efficiency of the distribution structure, enhancing customer propositions, including new product offerings, focusing on business customers and refining the organisational structure to ensure Vodafone Japan is more agile and commercially driven.  In most areas of the plan, positive results are expected in the next financial year, though good progress has been achieved in the consolidation of the regional structure and cost reductions.

The Group has announced the appointment of Shiro Tsuda as the next President and Chief Executive Officer of Vodafone Japan with effect from 1 December 2004.  Formerly Senior Executive Vice President at NTT DoCoMo, Inc., Shiro Tsuda brings considerable experience of the mobile telecommunications industry, together with an extensive knowledge of the Japanese business and consumer markets.

During the period the Group increased its effective shareholding in Vodafone K.K. to 98.2% and its stake in Vodafone Holdings K.K. to 96.1% for a total consideration of £2.4 billion.

Other Asia Pacific

Proportionate customers for the Group’s other operations in the Asia Pacific region, including the Group’s share of China Mobile’s customers, which is accounted for as an investment, increased by 19% over the six month period.

Turnover increased by 10%, driven primarily by Vodafone New Zealand, resulting from a larger customer base and higher service revenue, particularly non-voice revenue.  Vodafone Australia also experienced good turnover growth despite intense competitor activity.  The profitability of Vodafone Australia improved significantly, due largely to changes in the handset subsidy model and business structure.  Vodafone New Zealand’s margins also improved due to operational efficiencies.

In August 2004, Vodafone Australia announced an agreement with another telecommunications carrier to share 3G network equipment, which is expected to culminate in the launch of 3G services in the next financial year.  Vodafone New Zealand is also expected to launch 3G services in the next financial year.

China Mobile, in which the Group has a 3.27% stake, became the first overseas-listed telecommunications carrier to cover all Chinese provinces following the purchase of further state-owned companies during the period.  Its customer base grew by 29% over the six month period to 194,382,000 at 30 September 2004, including 26,831,000 from the acquisition of Chinese provincial network operators.  ARPU continued to fall with the increase in lower usage customers as penetration in China increased.

MIDDLE EAST AND AFRICA

Financial highlights

	Six months to 30 September
	2004	2003	% change
	£m	£m

Turnover	177	159	11
Less: intra-segment turnover	—	—
	177	159	11

Total Group operating profit(1)	160	140	14

(1)          Before goodwill amortisation

See page 19 for definition of terms

In local currency, Vodafone Egypt’s turnover increased by 28%, driven mainly by strong customer growth, and increased non-voice and visitor revenue.  The reported results were, however, affected by the continued weakness of the Egyptian Pound against Sterling.  New prepaid tariffs were launched in Egypt in June 2004 aimed at increasing penetration.

On 2 September 2004, an agreement was entered into with Telecom Egypt under which it will acquire a 16.9% stake in Vodafone Egypt from the Group, reducing the Group’s stake to 50.1%.  This transaction is subject to a number of conditions precedent and is expected to be completed within the year.

The Group’s associated undertakings in the Middle East and Africa Region improved their performance compared to the prior period.  Vodacom continued to grow both in South Africa and internationally through its interests in the Democratic Republic of the Congo, Lesotho, Mozambique and Tanzania.  Its customer base increased by 3,762,000 over the period, including 2,141,000 customers in its international subsidiaries which were previously excluded from the Group’s reported customer base, bringing the total venture customers at 30 September 2004 to 13,487,000.  ARPU declined as penetration continued to rise.  Safaricom, in Kenya, increased its customer base by 26% and improved its profitability.

OTHER OPERATIONS

Financial highlights

		Six months to 30 September
		2004	2003	% change
		£m	£m

Turnover	Northern Europe	513	481	7
	Asia Pacific	—	1,126
		513	1,607	(68)

Total Group operating profit/(loss)(1)	Northern Europe	15	(41)
	Asia Pacific	—	79
		15	38	(61)

(1)          Before goodwill amortisation

See page 19 for definition of terms

Northern Europe

The Group’s other operations in Northern Europe comprise interests in fixed line telecommunications businesses in Germany (Arcor) and France (Cegetel), and Vodafone Information Systems, an IT and data services business based in Germany.

In local currency, Arcor’s turnover increased by 14%, primarily due to customer and usage growth, partially offset by tariff decreases caused by the competitive market.  The fixed line market leader continued to drive this intensive competition, although Arcor strengthened its position as the main competitor during the year, increasing its contract voice customers over the period.  The number of customers of Arcor’s ISDN service, Direct Access, increased by 86,000 to 476,000 in the last six months, and the number of DSL customers increased by 32% to 223,000 at 30 September 2004.  Due to revenue growth and further cost efficiencies, profitability improved.

Asia Pacific

The Group disposed of its interests in Japan Telecom during the previous financial year and ceased consolidating the results of this business from 1 October 2003.

DEFINITION OF TERMS

These terms are not uniformly defined by all companies in the Group’s industry.  Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies.

Term	Definition

Organic growth at constant exchange rates

The percentage movements in organic growth are presented to reflect operating performance on a comparable basis.  Where a subsidiary or associated undertaking was newly acquired or disposed of in the current or prior period, the Group adjusts, under organic growth calculations, the results for the current and prior period to remove the amount the Group earned in both periods as a result of the acquisition or disposal of subsidiary or associated undertakings.  Where the Group increases, or decreases, its ownership interest in an associated undertaking in the current or prior period, the Group’s share of results for the prior period are restated at the current period’s ownership level.  A further adjustment in organic calculations excludes the effect of exchange rate movements by restating the current period’s results as if they had been generated at the prior period’s exchange rates.  Management believe that these measures provide useful information to assist investors in assessing the Group’s operating performance from period to period.

Customer

A customer is defined as a SIM, or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose (including data only usage) except telemetric applications.  Telemetric applications include, but are not limited to, asset and equipment tracking, mobile payment / billing functionality (for example, vending machines and meter readings) and includes voice enabled customers whose usage is limited to a central service operation (for example, emergency response applications in vehicles).

Active customer	A customer who has made or received a chargeable event in the last three months.

Proportionate customers	The number of mobile customers in ventures in which the Group either has control or invests, based on the Group’s ownership interests in such ventures.

ARPU	Total revenue excluding handset revenue and connection fees divided by the weighted average number of customers during the period.

This performance indicator is commonly used in the mobile telecommunications industry and by Vodafone management to compare recurring revenue to prior periods and internal forecasts.  Management believe that this measure provides useful information for investors regarding trends in customer revenue derived from mobile telecommunications services and the extent to which customers change their use of mobile services and the network from period to period.

Other revenue	Comprises all non-service revenue.

Net other revenue

This measure is presented in the trading results for the mobile telecommunications business and the Group’s key markets.  Net other revenue excludes revenue relating to acquisition and retention activities as such revenue is deducted from acquisition and retention costs in the trading results.  The Group believes that this basis of presentation provides useful information for investors regarding trends in net subsidies with respect to the acquisition and retention of customers and facilitates comparability of results with other companies operating in the mobile telecommunications business.

Net acquisition costs

The total of connection fees, trade commissions and equipment costs, net of related revenue, relating to new customer connections. This performance indicator is commonly used in the mobile telecommunications industry and by Vodafone management to compare net subsidies provided to acquire customers to prior periods and internal forecasts.  Management believe that this measure provides useful information for investors regarding trends in net subsidies to acquire customers for mobile telecommunications services from period to period.

Net retention costs

The total of connection fees, trade commissions and equipment costs, net of related revenue, relating to customer retention and upgrade.  This performance indicator is commonly used in the mobile telecommunications industry and by Vodafone management to compare net subsidies provided to retain customers to prior periods and internal forecasts.  Management believe that this measure provides useful information for investors regarding trends in net subsidies to retain customers for mobile telecommunications services from period to period.

Average monthly ARPU	Total ARPU in an accounting period divided by the number of months in the period.

Depreciation and amortisation	This measure includes the profit or loss on disposal of fixed assets but excludes goodwill amortisation.

Intra-segment turnover	Turnover between operating companies of the same business (mobile telecommunications or other operations) within the same reporting segment.

Inter-segment turnover	Turnover between operating companies of the same business (mobile telecommunications or other operations) in different reporting segments.

Non-voice service revenue	Comprises all service revenue that is not related to voice services including, but not limited to messaging, downloads, Internet browsing and other data services.

Messaging revenue

Messaging revenue includes all SMS and MMS revenue including wholesale messaging revenue, revenue from the use of messaging services by Vodafone customers roaming away from their home network and customers visiting the local network.

Data revenue	Data revenue includes all non-voice service revenue excluding messaging.

Churn	Total gross customer disconnections in the period divided by the average total customers in the period.

SUMMARY OF MOBILE TELECOMMUNICATIONS BUSINESSES’ CUSTOMER INFORMATION AT 30 SEPTEMBER 2004

At 30 September 2004 Vodafone had approximately 146.7 million proportionate registered mobile customers, based on the Group’s ownership interests in its subsidiary undertakings, associated undertakings and investments.  There were approximately 398.5 million registered customers in ventures in which the Company either has control or invests.  Active customers represented 93% of the total registered customer base in the Group’s controlled mobile businesses at 30 September 2004, compared with 93% at 30 September 2003 and 94% at 31 March 2004.

COUNTRY	PERCENTAGE OWNERSHIP(1)	VENTURE CUSTOMERS	REGISTERED PROPORTIONATE CUSTOMERS
		(thousands)	(thousands)

UK and Ireland
UK	100.0%	14,600	14,600
Ireland	100.0%	1,890	1,890
TOTAL		16,490	16,490

NORTHERN EUROPE
Germany	100.0%	26,092	26,092
Netherlands	99.9%	3,541	3,537
Sweden	100.0%	1,530	1,530
Hungary(3)	92.8%	1,615	1,498
Poland	19.6%	6,508	1,276
Switzerland	25.0%	3,945	986
Belgium	25.0%	4,336	1,084
France	43.9%	15,139	6,647
TOTAL		62,706	42,650

SOUTHERN EUROPE
Italy	76.8%	21,686	16,654
Albania	99.7%	589	587
Greece	99.4%	3,727	3,704
Malta	100.0%	165	165
Portugal	100.0%	3,488	3,488
Spain	100.0%	10,452	10,452
Romania	20.1%	4,370	878
TOTAL		44,477	35,928

AMERICAS
United States(2)	44.4%	42,118	18,686

ASIA PACIFIC
Japan(3)	98.2%	15,123	14,851
Australia	100.0%	2,649	2,649
New Zealand	100.0%	1,757	1,757
Fiji	49.0%	133	65
China(3)	3.3%	194,382	6,356
TOTAL		214,044	25,678

MIDDLE EAST AND AFRICA
Egypt	67.0%	3,197	2,142
Kenya	35.0%	1,932	676
South Africa(4)	32.9%	13,488	4,443
TOTAL		18,617	7,261

GROUP TOTAL		398,452	146,693

(1)                                  All ownership percentages are stated as at 30 September 2004 and exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture. Ownership interests have been rounded to the nearest tenth of one percent.

(2)                                  The Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network interests of approximately 98.6% at 30 September 2004. In the absence of acquired interests, this proportionate ownership will vary slightly from period to period dependent on the underlying mix of net additions across each of these networks.

(3)                                  Represents a stake increase of 4.9% in Vodafone Hungary from 87.9% to 92.8%, the acquisition of Chinese provincial network operators by China Mobile during the quarter and an effective stake increase of 10.5% in Vodafone Japan from 87.7% to 98.2%.  On 1 October 2004 the merger of Vodafone K.K. and Vodafone Holdings K.K. was completed and the Group now has a 97.7% stake in the merged company, renamed Vodafone K.K.

(4)                                  The Group’s associated undertaking in South Africa has subsidiaries in the Democratic Republic of the Congo, Lesotho, Mozambique and Tanzania.  The Group’s proportionate interest in customers across these networks was 32.9% at 30 September 2004.  This proportionate interest will vary slightly from period to period dependant in the underlying mix of net additions across each of these networks.

See page 19 for definition of terms.

SIGNIFICANT TRANSACTIONS

The Group undertook the following significant transactions in the six months to 30 September 2004:

Acquisitions

The Group increased its effective interests in a number of subsidiary companies in the period.  These were:

	% interest at 31 March 2004	% interest at 30 September 2004
Vodafone Hungary(1)	87.9	92.8
Vodafone Japan(2)	69.7	98.2

(1)          In the period, additional equity of HUF 89,301 million (£248 million) was subscribed for in Vodafone Hungary.

(2)          Consideration to purchase these minority interests totalled £2,379 million.

SUBSEQUENT EVENTS

In October 2004, the Company announced a new organisational structure which will enable continued improvement in the delivery of the Group’s strategic goals.  The new structure will become effective on 1 January 2005.  The existing regional structure will be simplified with major countries and business areas reporting to the Chief Executive.  All first line management functions in the operating companies will have a dual reporting line to the respective functions at Group level.

Sir Julian Horn-Smith will become Deputy Chief Executive with effect from 1 January 2005.  Sir Julian will be responsible for the Group’s affiliates and expanding and consolidating the Group’s footprint through the Partner Network programme and Corporate Finance activity.

The Group separately announced the appointment of Andrew (Andy) Halford as Financial Director Designate to succeed Ken Hydon when he retires following the Annual General Meeting on 26 July 2005 having reached normal retirement age during the year.  Andy (aged 45) is presently Chief Financial Officer of Verizon Wireless, based in the US, and will join both the Board of Vodafone Group Plc and the Group Executive Committee in July 2005.

On 1 October 2004 the merger of Vodafone K.K and Vodafone Holdings K.K. was completed.  The Group has a 97.7% stake in the merged company, Vodafone K.K.

In October 2004, preference shares held by Vodafone K.K. (comprising the merged entities of Vodafone K.K. and Vodafone Holdings K.K.) in Sora Holdings Japan, Inc. were re-purchased by Sora Holdings Japan, Inc. for ¥33.9 billion (£170 million), further to the subsequent sale of Japan Telecom.

On 3 November 2004, the Group announced that it had reached an agreement with Vodacom, South Africa’s leading mobile operator and an associated undertaking of the Group, for Vodacom to market the Group’s global services.  The agreement provides for the introduction of Vodafone live! to Vodacom’s customers in early 2005, the offering of the Vodafone Mobile Connect 3G card to Vodacom’s business customers and access to the Group’s enhanced roaming services for Vodafone customers travelling in South Africa.

Effective 1 January 2005, Sir John Bond, Group Chairman of HSBC Holdings plc, accepted an invitation to join the Board of Directors of Vodafone Group Plc.

OTHER BUSINESS DEVELOPMENTS

Global Services

Vodafone live!

Vodafone live!, the Group’s integrated messaging and multimedia content service, is now available in 20 markets, comprising 14 markets in which the Group has a controlling interest in its network operator, 3 markets of Group associates and 3 markets of Partner Networks.  Total venture Vodafone live! customers on controlled networks increased to 11.5 million at 30 September 2004, with an additional 1.8 million customers connected in the Group’s associated companies, plus 13.0 million Vodafone live! customers in Japan following the rebranding of its J-Sky service to Vodafone live! in October 2003.  Vodafone live! was launched during the first half of the financial year in the Group’s Partner Networks in Austria, Croatia and Slovenia.

The customer experience in the Vodafone live! mobile internet portal has also been improved, search functionality has been improved, and games, sport and other information content services have all been enhanced in line with customer feedback.  By focusing its resources in supporting handset development, the Group is delivering on its strategy to offer a wider range of Vodafone live! handsets with enhanced functionality, with the range increasing from 21 in April 2004 to 55 with the launch of Vodafone live! with 3G.

Vodafone live! with 3G

Vodafone live! with 3G services were introduced in eight European markets, including the Group’s associated undertaking in France, during the first half of the financial year, preparing the way for the full consumer 3G launch.  Commercial services are now available in 12 European markets, including the Group’s associated undertakings in France and Switzerland and the Group’s Partner Network operator in Austria, as well as Japan.  Enhanced services are available to Vodafone live! with 3G customers, including an improved new portal with dynamic content continuously updated on the homepage.  Vodafone live! with 3G customers also benefit from exciting new products and services, including video telephony, video messaging, video and audio streaming, full track music downloads, ringback tones and 3D games.  The Group’s 3G handset portfolio enables existing Vodafone live! messaging and content services to be delivered faster.  Vodafone is offering a range of 10 new 3G handsets for the Christmas period, of which seven will be available in Japan and nine available in Europe.  The range includes seven Vodafone exclusive handsets and the Sharp 902, Europe’s first two mega pixel camera phone.

Business services

The Vodafone Mobile Connect 3G/GPRS datacard, which provides access speeds up to seven times faster than GPRS, was launched in February 2004 and has now been rolled out across 13 markets, including the Group’s associated undertakings in France and Belgium and the Group’s Partner Network operator in Austria.  The datacard range was extended in October 2004 with the launch of the 3G/GPRS/WLAN datacard, which, along with the Group’s other datacards, is being made available in an increasing number of channels and with an increasing range of service bundle alternatives.

The launch of BlackBerry from Vodafone in November 2003 allowed customers to view and respond to email in real-time over the Group’s network.  A new device in smart phone format, the Vodafone exclusive BlackBerry 7100v, was launched in September 2004, extending the Group’s overall offerings in a rapidly growing segment.  Further additions to the portfolio are expected in 2005.

Vodafone has also enhanced and extended the penetration of its Vodafone Wireless Office service, which offers fixed line functionality and the freedom of mobility in a single handset solution on either a group/team or a company-wide basis.  More handsets were introduced to the Vodafone Wireless Office range in October 2004, as well as geographic numbering where regulatory conditions allow.

One Vodafone

The One Vodafone programme continues to make strong progress, with initiatives underway in the areas of Service Platforms, Network and Network Supply Chain Management, IT Delivery, Terminals Strategy, Customer Management and Roaming.  These initiatives focus on delivering the benefits of global scale and scope to the Group over the next three to five years.  The programme is also expected to deliver revenue benefits, improve the Group’s speed to market for new services, as well as enhance the Group’s strategic cost position.

In the area of Service Platforms the Group is beginning to consolidate to a single Global Shared Service organisation for development, hosting and operations, while in networks the Group has begun a process to standardise global network design and planning, supporting this with global supply chain management.

The One Vodafone initiatives are expected to achieve £2.5 billion of annual pre-tax operating free cash flow improvements in the Group’s controlled mobile businesses by the year ending 31 March 2008.  Cost initiatives are anticipated to generate improvements of £1.4 billion, with a further £1.1 billion from revenue initiatives.  Of the £1.4 billion of cost savings, £1.1 billion relate to the total of operating expenses, being payroll and other operating expenses, and tangible fixed asset additions.  The remaining cost saving, of £0.3 billion, relates to handset procurement activities.  The Group expects that, in the year ending 31 March 2008, the combined mobile operating expenses and tangible fixed asset additions will be broadly similar to those for the year ended 31 March 2004, assuming no significant changes in exchange rates and after adjusting for acquisitions and disposals.

Revenue enhancement initiatives are expected to deliver increased revenue of £1.1 billion, the majority of which will be derived from enhanced handset offerings in addition to improved customer management and roaming.  The revenue benefits are equivalent to at least 1% additional revenue market share for the Group’s controlled mobile businesses in the year ending 31 March 2008 compared to the current financial year.  The Group will measure the revenue benefits in its five principal controlled markets compared to its established competitors.

LEGAL PROCEEDINGS

Save as disclosed below, the Company and its subsidiaries are not involved in any legal or arbitration proceedings (including any governmental proceedings which are pending or known to be contemplated) which are expected to have, or have had in the twelve months preceding the date of this report, a significant effect on the financial position or profitability of the Company and its subsidiaries.

The Company is a defendant in four actions in the United States alleging personal injury, including brain cancer, from mobile phone use. In each case, various other carriers and mobile phone manufacturers are also named as defendants.  These actions are at an early stage and no accurate quantification on any losses which may arise out of the claims can therefore be made as at the date of this report. The Company is not aware that the health risks alleged in such personal injury claims have been substantiated and will be vigorously defending such claims.

Between 18 September and 29 November 2002, nine complaints were filed in the United States District Court for the Southern District of New York against the Company and Lord MacLaurin, the Chairman of the Company and Sir Christopher Gent, Sir Julian Horn-Smith and Ken Hydon, executive officers of the Company.  The Court subsequently consolidated these actions and designated lead plaintiffs and lead plaintiffs’ counsel. The plaintiffs filed a consolidated class action complaint on 6 June 2003 which alleged, among other things, that certain public statements made by or attributed to the defendants and the timing of the Company’s decision to write down the value of goodwill and certain impaired assets in the financial year ended 31 March 2002 violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder.  The complaints sought, among other things, unspecified damages on behalf of the purchasers of the Company’s securities during the period between 7 March 2001 and 28 May 2002. On 9 October 2003 the Court ordered that the complaint be dismissed, with leave for the plaintiffs to re-plead.  On 10 November 2003 the plaintiffs filed a second consolidated amended class action complaint, which contained allegations and claims which were substantially similar to those in the original complaint and it added allegations that certain other statements by one or more of the defendants were materially false or misleading and in violation of the United States Federal Securities laws.  That new complaint no longer included Lord MacLaurin as a defendant.  On 26 March 2004, the Court struck a number of the allegations in the second consolidated amended complaint and dismissed without prejudice all of the individual defendants from this action.  It also gave the plaintiffs a further opportunity to re-plead.  On 7 May 2004, the plaintiffs filed a third consolidated amended class action complaint.  This complaint names only the Company as a defendant and contains allegations and claims which are substantially similar to those asserted in the prior complaints.  Vodafone continues to defend the action.

REGULATION

The Group’s operating companies are generally subject to regulation governing the operation of their business activities. Such regulation generally takes the form of industry-specific law and regulation covering telecommunications services and general competition (anti-trust) law applicable to all activities.  Some regulation implements commitments made by Governments under the Basic Telecommunications Accord of the World Trade Organisation to facilitate market entry and establish regulatory frameworks. The following section describes the key recent developments in the European Union (“EU”) and selected countries in which the Group has significant interests and should be read in conjunction with the information contained under “Regulation” on pages 13 to 16 of the Group’s Annual Report on Form 20-F for the year ended 31 March 2004.  Many of the regulatory developments reported in the following section involve on-going proceedings or consideration of potential regulation which have not reached a conclusion.  Accordingly, the Group is unable to attach a specific level of financial risk to the Group’s performance from such matters.

European Union

The Member States of the European Union (“Member States”) were expected to implement the new EU Regulatory Framework for the communications sector (“the new EU Framework”) into national law by 24 July 2003.  Seven member states had implemented the new EU framework by July 2003 and others have since done so.  At 1 November 2004, only Belgium, Greece and Luxembourg had yet to notify the EU Commission of implementation.

Those countries that joined the EU on 1 May 2004, including Hungary, Poland and Malta, were required to implement the new EU Framework before their accession. Hungary implemented the new EU Framework in January 2004, Malta in July 2004 and Poland in September 2004.

In April 2004, the European Regulators Group (“ERG”), comprising Member State national regulatory authorities (“NRAs”) and the Commission, issued a common position on the application of remedies by NRAs to those undertakings that are found to have significant market power (“SMP”) in a relevant market under the new EU Framework.

In July 2004, the Commission issued a Statement of Objections following its investigation into the UK market for international wholesale roaming services.  The Statement of Objections was addressed to Vodafone and Vodafone UK and a response is being prepared.

The Statement of Objections follows the unannounced inspections by officials of the Commission of the offices of mobile network operators in the UK and Germany, including Group subsidiaries, in July 2001.  The Commission’s provisional analysis is that each UK mobile network has monopoly power over its wholesale customers.  Vodafone UK and O2 UK have been accused of excessive or unfair pricing on the basis that their wholesale roaming prices were perceived to be high, resulted in high profit margins in comparison with other services and were significantly higher than the tariffs applied to domestic wholesale access services.    The Commission alleges that the abuse occurred from 1997 to at least September 2003.  The Commission expresses no view as to whether there remains a problem for the period from September 2003.

The wholesale national market for international roaming is one of the three mobile markets defined for the purposes of review by NRAs under the new EU Framework but no NRA has yet proposed any regulation in this market.  In December 2004, the ERG announced that all of the European NRAs had commenced a co-ordinated data collection exercise with a view to analysing the market.

UK & Ireland

United Kingdom

On 1 June 2004, the UK NRA, OFCOM, published its final decision following its review of the market for voice call termination on individual mobile networks and has found that all mobile network operators have SMP in that market.  It requires that, for Vodafone UK, the 2G voice call termination rate should be reduced from approximately 8 pence to a target average charge for the period from 1 September 2004 to 31 March 2006 of 5.6 pence per minute subject to precise adjustments for actual traffic profiles for the period from 1 April 2005 to 31 March 2006.

OFCOM found that no mobile network operator had SMP in the market for access and call origination on mobile networks.

OFCOM has decided that certain mobile frequencies are to be tradable from 2007, with other frequencies becoming tradable from 2005.  This will allow operators to transfer rights of use on commercial terms and to change the use to which frequencies are put, subject to oversight by OFCOM.  OFCOM is expected to publish further details late in 2004 or early 2005.

Ireland

On 9 December 2004, the Irish NRA published its decision following a review of the market for wholesale access and call origination in mobile networks.  It has found that Vodafone and O2 are jointly dominant in the market and it proposes access obligations to remedy this finding.  The decision has been notified to the EU as is required under the new EU framework.  A final outcome should be known in 2005 subject to any legal appeals.

Northern Europe

Germany

Germany enacted a new law implementing the new EU Framework in June 2004 and the NRA has commenced its market reviews.  Vodafone Germany has agreed to reduce its mobile call termination rate with Deutsche Telekom for incoming calls from Deutsche Telekom fixed lines by 23% over two years, from 14.3 eurocents per minute to 13.2 eurocents in December 2004 and to 11.0 eurocents in December 2005, subject to regulatory approval.

In March 2004, the NRA announced its decision to allocate 450MHz spectrum for the provision of public access mobile radio services.  Vodafone Germany is appealing this decision and in September 2004 sought an injunction against the NRA’s decision but this request was denied.

Hungary

In its review of the market for voice call termination on individual mobile networks, the NRA has proposed that all mobile network operators have SMP and has proposed the imposition of obligations of cost-orientation, non-discrimination, accounting separation and transparency.

In its review of the market for mobile access and call origination the NRA found that no mobile network operator had SMP.

The NRA has commenced a tender process for the award of four national 3G licences.  Five applications have been made, of which two have been disqualified.  Two licenses have been awarded and a decision is awaited on Vodafone Hungary’s application.

Sweden

In its market review of the market for voice call termination on individual mobile networks, the NRA has concluded that all mobile network operators have SMP and has proposed the imposition of obligations of cost-orientation, non-discrimination, accounting separation and transparency.  The NRA has developed a Long Run Incremental Cost model (“LRIC model”) to determine cost oriented mobile call termination rates and has proposed rates of SEK 0.76 from July 2004 and reducing to SEK 0.51 by July 2007.  Vodafone Sweden is appealing various aspects of the decision including the finding of SMP and the proposed rates.

The NRA is proposing to award a licence in late 2004 or the first quarter of 2005 for 450MHz spectrum.

France

France enacted a new law implementing the new EU Framework in 2004 and the NRA has commenced its market reviews.

In December 2003, a French consumers association lodged a complaint with the national competition authority (“NCA”) alleging collusion amongst the three French mobile operators on SMS retail pricing. The NRA has announced that it intends to review the market for SMS termination.

In October 2004, the French competition authority concluded that SFR had abused a dominant position by price squeezing and fined SFR €2 million (less than £2 million).  SFR has decided to appeal this decision.

Poland

The NRA is expected to begin its market reviews in the first quarter of 2005. The NRA is considering issuing a fourth licence which could be 2G, 3G or both.

Southern Europe

Greece

In its review of the market for voice call termination on individual mobile networks, the NRA has proposed that all mobile network operators have SMP and has proposed the imposition of obligations of cost-orientation, non-discrimination, accounting separation and transparency.  From 1 October 2004, Vodafone Greece agreed to reduce its mobile termination rate from approximately 17 eurocents to 14.5 eurocents per minute.

Malta

Legislation implementing the new EU Framework in Malta, which joined the EU on 1 May 2004, has been adopted during 2004.   The NRA is currently consulting on the regulation of interconnection, including the regulation of mobile call termination.

The NRA is consulting on proposals for the issuance of a third licence which could be 2G, 3G or both.

Portugal

Portugal enacted national law implementing the new EU Framework in February 2004. The NRA has commenced its market reviews, which are expected to be completed in the second quarter of 2005.

Vodafone Portugal has requested the renewal of its 2G licence, which is due to expire in October 2006, for a further 15 years.

Spain

In April 2004, the NCA requested Spanish mobile operators to provide data on SMS pricing and in September 2004 decided to open a procedure against Vodafone Spain, Telefonica Moviles and Amena for collusion regarding retail prices applied in providing SMS and MMS services.

In October 2004, the NRA required mobile termination rates charged by Vodafone Spain to be reduced by 10.5%.

The NCA is continuing its investigation of alleged price squeezing against Vodafone Spain, Telefonica Moviles and Amena.  Vodafone Spain is contesting the allegations and a decision is expected in late 2004.

Romania

In March 2003, the NRA determined Mobifon S.A. as having SMP in the national interconnection market.  From 31 December 2003 until the development of a LRIC model, Mobifon’s mobile termination rates were reduced from US$0.11 to US$0.10.  In November 2004, the NRA awarded a 3G licence to Mobifon.

Americas

United States

The Federal Communications Commission (“FCC”), the United States’ NRA, has commenced its examination of the level of termination rates charged by foreign mobile operators to US operators following its decision to undertake a Notice of Inquiry into foreign mobile termination rates.  It has sought inputs on the status of foreign mobile termination rates, including actions taken to date by foreign regulators to address the issue.

Asia Pacific

Japan

In October 2004, the NRA announced a review of mobile market competition, which is expected to be finalised by the end of March 2005.

Vodafone Japan and the other Japanese mobile operators have been asked by the NRA and the Japanese Government to develop proposals to strengthen identification checking of prepay customers.

Vodafone Japan, other Japanese mobile operators and other parties are participating in a “Study Group” to consider the future allocation of spectrum at 1.7 GHz for 3G deployment.  Recommendations of the “Study Group” are expected to be issued in 2005.

Australia

The Australian Consumer and Competition Commission, the NRA, released their final decision on the market for mobile termination in June 2004. In its review it proposed that all mobile network operators have market power and proposes a pricing principle that requires current mobile termination rates to fall from 21 Australian cents per minute to 12 Australian cents per minute by 1 January 2007.  Vodafone Australia is appealing the NRA’s Final Decision to the Federal Court of Australia.  It is expected that the hearing will be in the first quarter of 2005.

New Zealand

The NRA has released an issues paper proposing regulation of mobile termination rates.  A final report will be prepared by the NRA and is expected in April 2005.

Middle East and Africa Region

South Africa

In September 2004, the Minister of Communications announced a number of decisions which aim to further liberalise the telecommunications sector from 1 February 2005. These decisions include liberalising aspects of leased lines, public pay phones and value added and resale services.

An Information Communication Technologies Black Economic Empowerment Charter (the “Charter”) is being developed by an industry and Government joint working group and is expected to be finalised in 2005.  The Charter, in compliance with the Broad-Based Black Empowerment Act 2003, will set targets to evaluate a company’s contribution to Broad-based Black Economic Empowerment. Targets will be set in terms of equity ownership, management and control, employment, skills development, procurement, enterprise development, and corporate social investment.

US GAAP RECONCILIATION

The principal differences between US GAAP and UK GAAP, as they relate to the unaudited interim consolidated financial statements, are the use of equity accounting under US GAAP for a subsidiary undertaking, Vodafone Italy, which is fully consolidated under UK GAAP, methods of accounting for acquisitions completed before 31 March 1998, the determination of the fair value of the share consideration as a component of the purchase price of acquisitions, the accounting for goodwill and intangible assets, the accounting for income taxes, the capitalisation of interest, the timing of recognition of connection revenue and expenses, share options expense and the treatment of dividends declared or proposed after the period end by the Board of Directors. A more complete explanation of the differences between UK and US GAAP that are material to the Group can be found on pages 117 to 119 of the Group’s Annual Report on Form 20-F for the year ended 31 March 2004.

In the six months to 30 September 2004, revenue from continuing operations under US GAAP was £14,735 million compared with revenue from continuing operations under UK GAAP of £16,796 million for the same period.  The difference relates to the non-consolidation of Vodafone Italy as a result of the existence of significant participating rights of minority shareholders requiring the equity method of accounting to be adopted under US GAAP rather than the full consolidation of results under UK GAAP offset by the release of connection revenue deferred prior to the adoption of EITF 00-21 on 1 October 2003, which is required to be recognised over the period a customer is expected to remain connected to the network under US GAAP.

Net loss under US GAAP for the six months to 30 September 2004 was £3,300 million, compared with a net loss under UK GAAP of £3,195 million for the same period.  The higher net loss under US GAAP was mainly driven by higher amortisation charges, partially offset by income taxes and equity in earnings of equity method investments.

The reconciliation of the differences between UK GAAP and US GAAP is provided in Note 9 to the unaudited interim consolidated financial statements.

On 29 September 2004, the Staff of the United States Securities and Exchange Commission (“SEC”) announced new guidance in the interpretation of US GAAP in relation to accounting for intangible assets.  Further details on the guidance and its impact on the Group are provided on page 50.

LIQUIDITY AND CAPITAL RESOURCES

The following section should be read in conjunction with the information contained under “Liquidity and Capital Resources” on pages 40 to 44 of the Group’s Annual Report on Form 20-F for the year ended 31 March 2004.

Cash flows

The major source of Group liquidity over the six month period to 30 September 2004 has been cash generated from operations and dividends from associated undertakings.  For the year ended 31 March 2004 and the six months ended 30 September 2003, sources of Group liquidity also included borrowings through long term and short term issuance in the capital markets, borrowings drawn from committed bank facilities and asset disposals.  The Group does not use off-balance sheet special purpose entities as a source of liquidity or for other financing purposes.

The Group’s key sources of liquidity for the foreseeable future are likely to be cash generated from operations and borrowings through long term and short term issuances in the capital markets, as well as committed bank facilities.  Additionally, the Group has a put option in relation to its interest in Verizon Wireless, which, if exercised, could provide material cash inflow.  Please see “Option agreements”.

The Group’s liquidity and working capital may be affected by a material decrease in cash flow due to factors such as increased competition, litigation, timing and amount of tax payments, regulatory rulings, delays in development of new services and networks, inability to receive expected revenues from the introduction of new services, reduced dividends from associates and investments or dividend payments to minority shareholders by subsidiaries, particularly Vodafone Italy.  The timing and amount of tax payments may vary significantly from the amounts provided depending upon the outcome of negotiations with the relevant tax authorities.  The Group is also party to a number of option agreements that may result in a cash outflow if exercised.  Option agreements are discussed further in “Option agreements” at the end of this section.

Wherever possible, surplus funds in the Group’s controlled operations (except in Albania, Egypt and Hungary) are transferred to the centralised treasury department through repayment of borrowings, deposits and dividends.  These are then on-lent or contributed as equity to fund Group operations, used to retire external debt, invested externally or returned to shareholders by way of dividends and share purchases.

Total shareholder returns

The Company provides returns to shareholders through an appropriate combination of dividends and share purchases.

Dividends

The Company has historically paid dividends semi-annually, with a regular interim dividend in respect of the first six months of the financial year payable in February and a final dividend payable in August.  The directors expect that the Company will continue to pay dividends semi-annually.

In considering the level of dividends, the Board takes account of the outlook for earnings growth, operating cash flow generation, capital expenditure requirements, acquisitions and divestments, together with the amount of debt and share purchases.  Accordingly, reflecting their confidence in the Group’s growth prospects, including those arising from the launch of 3G services, the directors have declared an interim dividend of 1.91 pence per share, representing an approximate 100% increase over last year’s interim dividend, with the current expectation that the final dividend will also be increased by 100%.  Following the rebasing of the dividend in the current financial year, the Board expects future increases in dividends per share to reflect underlying growth in earnings.

The ex-dividend date is 24 November 2004 for ordinary shareholders, the record date for the interim dividend is 26 November 2004 and the dividend is payable on 4 February 2005.

Share purchase programme

When considering how increased returns to shareholders can be provided in the form of share purchases, the Board reviews the free cash flow, anticipated cash requirements, dividends, credit profile and gearing of the Group.  The Board intends to continue to consider share purchase programmes subject to the maintenance of credit ratings.

On 25 May 2004, the directors allocated £3 billion to the share purchase programme for the year to May 2005.  For the period from 27 May 2004 to 30 September 2004, 1,396 million shares were purchased for a total consideration of £1,751 million, including stamp duty and broker commissions.  The average share price paid, excluding transaction costs, was 124.77 pence, compared with the average volume weighted price over the same period of 125.22 pence.  Shares were purchased on market on the London Stock Exchange under shareholder approvals which expire in July 2005.  The maximum share price payable for any share purchase is no greater than 105% of the average of the middle market closing price of the Company’s share price on the London Stock Exchange for the five business days immediately preceding the day on which any shares were contracted to be purchased.

Purchases are made only if accretive to earnings per share, before goodwill amortisation and exceptional items.

In addition to ordinary market purchases, in the six months ended 30 September 2004, put options over 130 million shares were sold for a premium of £3 million with exercise dates falling within the close period, being 1 October 2004 up to and including 15 November 2004.  As the Company’s share price was higher than the option exercise price on each exercise date, none of the put options were exercised and no further shares were acquired by the Company.  At 30 September 2004, 2,196 million shares were held in treasury.  From 1 October 2004 to 16 December 2004, a further 509 million shares were purchased for a total consideration of £734 million, including stamp duty and broker commissions.

The Board has decided that the share purchase programme should be increased from £3 billion to around £4 billion, completing by March 2005, subject to the maintenance of credit ratings.  Current plans are to continue to make purchases in close periods, in accordance with approvals from shareholders.

Increase in cash in the period

During the six months ending 30 September 2004, the Group increased its net cash inflow from operating activities by 5% to £6,379 million and generated £1,136 million of net cash flow, as analysed in the following table.

The Group holds its cash and liquid investments in accordance with the counterparty and settlement risk limits of the Board approved treasury policy.  The main forms of liquid investments at 30 September 2004 were collateralised deposits, money market funds and euro commercial paper.

	Six months to 30 September 2004	Six months to 30 September 2003	Year ended 31 March 2004
	£m	£m	£m
		As restated(1)
	(unaudited)	(unaudited)	(audited)

Net cash inflow from operating activities (Note 7)	6,379	6,081	12,317

Net capital expenditure on intangible and tangible fixed assets	(2,506)	(2,204)	(4,371)
Purchase of intangible fixed assets	(15)	(2)	(21)
Purchase of tangible fixed assets	(2,509)	(2,255)	(4,508)
Disposal of tangible fixed assets	18	53	158

	3,873	3,877	7,946

Dividends received from joint ventures and associated undertakings(2)	1,016	805	1,801
Taxation	(360)	(283)	(1,182)
Net cash (outflow)/inflow for returns on investments and servicing of finance	(229)	242	(44)
Interest on group debt(3)	(210)	257	31
Dividends from investments	19	25	25
Dividends paid to minority interests	(38)	(40)	(100)

Free cash flow	4,300	4,641	8,521

Other net capital expenditure and financial investment	(8)	105	104
Net cash outflow from acquisitions and disposals	(2,165)	(1,059)	(1,312)
Equity dividends paid	(728)	(612)	(1,258)
Management of liquid resources	2,411	(1,126)	(4,286)
Net cash (outflow)/inflow from financing	(2,674)	952	(700)

Increase in cash in the period	1,136	2,901	1,069

(1)     The Consolidated Cash Flow statement for the six months ended 30 September 2003 has been restated following the adoption of UITF 38 “Accounting for ESOP Trusts”.

(2)     Six months ended 30 September 2004 includes £447 million (2003: £324 million) from Verizon Wireless and £423 million (2003: £370 million) from the Group’s interest in SFR.

(3)     Six months ended 30 September 2004 includes £nil (2003: £572 million) of cash receipts from the closure of financial instruments related to interest rate management activities, including those in connection with bond repurchases in subsidiaries.

Capital expenditure and financial investment

The Group expects capitalised tangible fixed asset additions to be around £5 billion in the current financial year.  Incremental expenditure on 3G infrastructure in the 2005 financial year is expected to represent approximately 30% of total capital expenditure, and is expected to be financed through operating cash flows and existing cash and liquid resources.

Dividends to minority shareholders

Verizon Communications Inc. has an indirect 23.1% shareholding in Vodafone Italy and, under the terms of the shareholders’ agreement, can request dividends to be paid, provided that such dividends would not impair the financial condition or prospects of Vodafone Italy including, without limitation, its credit rating.  The Group currently expects that Vodafone Italy will pay a dividend in the 2006 financial year.  At 30 September 2004, Vodafone Italy had cash on deposit with Group companies of approximately £4.4 billion.

Acquisitions and disposals

On 2 September 2004, an agreement was entered into with Telecom Egypt under which it would acquire a 16.9% stake in Vodafone Egypt from the Group, reducing the Group’s stake to 50.1%.  This transaction is subject to a number of conditions precedent and is expected to be completed within the year.

During the period the Group increased its effective shareholding in Vodafone K.K. to 98.2% and its stake in Vodafone Holdings K.K. to 96.1% for a total consideration of £2,379 million.

An analysis of the main transactions, including the purchase and sale of investments, in the six months ended 30 September 2004 is shown below.

£m
Acquisitions:
Vodafone Japan	2,379
Other acquisitions, including investments	22

Disposals:
Japan Telecom withholding tax recovered	(226)
Other disposals, including investments	(4)

2,171

Funding

The Group’s consolidated net debt position at 30 September 2004 increased to £8,721 million, from £8,488 million at 31 March 2004, principally as a result of the cash flow items above, share purchases, equity dividend payments and £83 million of foreign exchange movements.  This represented approximately 10% of the Group’s market capitalisation at 30 September 2004 (31 March 2004: 10%).  Average net debt over the six month period ended 30 September 2004 was £8,383 million and ranged between £7,472 million and £8,994 million during the period.

The Group remains committed to maintaining a solid credit profile, as currently demonstrated by its stable credit ratings of P-1/F1/A-1 short term and A2/A/A long term from Moody’s, Fitch Ratings and Standard & Poor’s, respectively. Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment on market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation.  Each rating should be evaluated independently.

Commercial paper programmes

The Group currently has US and euro commercial paper programmes of $15 billion and £5 billion, respectively, which are available to meet short term liquidity requirements and which were undrawn at 30 September 2004 and 31 March 2004.  The commercial paper facilities are supported by $10.4 billion (£5.7 billion) of committed bank facilities.

Bonds

The Group has a €15 billion Medium Term Note programme and a $12 billion US shelf programme, both of which are used to meet medium to long term funding requirements. At 30 September 2004, amounts of €9.2 billion and $nil, respectively, were in issue from these programmes.  No bonds were issued under either programme in the six months ended 30 September 2004.

On 29 September 2004, the Group filed a Shelf Registration Statement in Japan for a ¥600 billion shelf programme, which became effective from 7 October 2004.  No bonds have been issued under this programme.

As at 30 September 2004, the Group had a nominal total of £11,776 million of capital market debt in issue.

Committed facilities

On 24 June 2004, the $5.5 billion Revolving Credit Facility, due to expire on 25 June 2004, was replaced with a $5.5 billion Revolving Credit Facility maturing on 24 June 2009.  The Company also has available a $4.9 billion revolving credit facility expiring on 26 June 2006.  No drawings have been made against either facility.  These facilities support the Group’s commercial paper programmes and may be used for general corporate purposes including acquisitions.

Under the terms and conditions of the $10.4 billion bank facilities, lenders have the right, but not the obligation, to cancel their commitments and have outstanding advances repaid no sooner than 30 days after notification of a change of control of the Company.  The facility agreements provide for certain structural changes that do not affect the obligations of the Company to be specifically excluded from the definition of a change of control.  This is in addition to the rights of lenders to cancel their commitment if the Company commits an event of default.

Substantially the same terms and conditions apply in the case of Vodafone Finance K.K.’s ¥225 billion term credit facility, although the change of control provision is applicable to any guarantor of borrowings under the term credit facility. As of 30 September 2004, the Company was the sole guarantor.

In addition, Vodafone Japan has fully drawn bilateral facilities totalling ¥11.7 billion (£59 million). These bilateral bank facilities expire at various dates up to January 2007.

Furthermore, certain of the Group’s subsidiary undertakings are funded by external facilities, which are non-recourse to any member of the Group other than the borrower, due to the level of country risk involved. These facilities may only be used to fund their operations. Vodafone Egypt has a partly drawn (EGP 950 million (£84 million)) syndicated bank facility of EGP 1.45 billion (£128 million) that fully expires in September 2007 and Vodafone Albania has partly drawn (€60 million (£41 million)) syndicated bank facilities of €85 million (£58 million) that expire at various dates up to and including October 2012. During the six months to 30 September 2004, Vodafone Hungary fully repaid and cancelled its syndicated bank facility of €350 million (£240 million).

In aggregate, the Group has committed facilities of approximately £7,116 million, of which £5,802 million was undrawn, at 30 September 2004.

The Group believes that it has sufficient funding for its expected working capital requirements.

Financial assets and liabilities

Details of the Group’s treasury management and policies are set out below in “Quantitative and Qualitative Disclosures About Market Risk”.

Option agreements

The following section updates the information for option agreements disclosed on pages 43 to 44 to the Group’s Annual Report on Form 20-F for the year ended 31 March 2004 for material changes to those agreements, and details new material option agreements entered into in the six months ended 30 September 2004.

Potential cash inflows

As part of the agreements entered into upon the formation of the Cellco Partnership, which operates under the name “Verizon Wireless”, the Company entered into an Investment Agreement with Verizon Communications, Inc. (“Verizon Communications”), formerly Bell Atlantic Corporation, and Verizon Wireless. Under this agreement, dated 3 April 2000, the Company has the right to require Verizon Communications or Verizon Wireless to acquire interests in the Verizon Wireless partnership from the Company with an aggregate market value of up to $20 billion during certain periods up to August 2007, dependent on the value of the Company’s 45% stake in Verizon Wireless. This represents a further potential source of liquidity to the Group.

Exercise of the option could have occurred in either one or both of two phases. The Phase I option expired in August 2004 without being exercised. The Phase II Option may be exercised during the periods commencing 30 days before and ending 30 days after any one or more of 10 July 2005, 10 July 2006 and 10 July 2007. The Phase II Option also limits the aggregate amount paid to $20 billion and caps the payments under single exercises to $10 billion. Determination of the market value of the Company’s interests will be by mutual agreement of the parties to the transaction or, if no such agreement is reached within 30 days of the valuation date, by appraisal. If an initial public offering takes place and the common stock trades in a regular and active market, the market value of the Company’s interest will be determined by reference to the trading price of common stock.

Potential cash outflows

Pursuant to an August 1999 shareholder agreement concerning the formation of Vodafone Hungary, Antenna Hungaria RT (“Antenna”) was granted a put option in respect of its interest in Vodafone Hungary. On 7 October 2002 this put option was amended. The amended option gives Antenna the right, but not the obligation, to sell its remaining interest to the Group should its total interest be diluted below 10% of the capital of Vodafone Hungary as a result of a capital increase. The option price is the lower of fair market value of the shares or contributed capital plus accretion at the lower of inflation or Budapest interbank offered rate plus 1%. Antenna currently holds a 7.2% interest in Vodafone Hungary.  On 24 September 2004, the Group concluded a sale and purchase agreement to acquire the remaining 7.2% shareholding in Vodafone Hungary from Antenna. The sale is due to be completed on or before 31 December 2004, subject to certain conditions including some beyond the control of the parties. Antenna’s contractual put option over its interest in Vodafone Hungary is suspended under the terms of the sale and purchase agreement.

On 26 November 2002, an option was granted to France Telecom S.A. (“France Telecom”) that gave it the right, but not the obligation, to buy 43,561,703 shares (representing a 10.85% stake) in Vodafone Greece at a price of €14.29 per share, following the purchase by the Group of 58,948,830 shares in Vodafone Greece from France Telecom.  This option expired, unexercised, on 29 November 2004.  Following the completion of the Group’s tender offer and market purchases of shares in Vodafone Greece, the shares were delisted from the ATHEX stock exchange on 15 July 2004.  The shares were also delisted in London on 20 August 2004.

On 2 September 2004, an agreement was entered into with Telecom Egypt under which it would acquire a 16.9% stake in Vodafone Egypt from the Group, subject to conditions precedent.  As part of this agreement, a put option was granted to Telecom Egypt over its direct and indirect stake in Vodafone Egypt giving Telecom Egypt the right to sell its shares back to the Group at fair market value.  This right continues for as long as the Group owns in excess of 20% of Vodafone Egypt.

Off-balance sheet arrangements

The Group does not use off-balance sheet special purpose entities as a source of liquidity or for other financing purposes.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Group’s treasury function provides a centralised service to the Group for funding, foreign exchange, interest rate management and counterparty risk management.  Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed annually by the Company’s Board of directors, most recently on 20 January 2004.  A Treasury Risk Committee, comprising of the Group’s Financial Director, Company Secretary, Treasurer, Financial Controller and Director of Financial Reporting, meets quarterly to review treasury activities and management information relating to treasury activities.  In accordance with the Group treasury policy a quorum for meetings is four members and either the Financial Director or Company Secretary must be present at each.  The Group accounting function provides regular update reports of treasury activity to the Board of directors.  The Group uses a number of derivative instruments that are transacted, for risk management purposes only, by specialist treasury personnel.  The Group’s internal auditors review the internal control environment regularly.  There has been no significant change during the first six months of the financial year, or since the end of that period, to the types of financial risks faced by the Group or the Group’s approach to the management of those risks.

Funding and liquidity

The Group’s policy is to borrow centrally, using a mixture of long term and short term capital market issues and borrowing facilities, to meet anticipated funding requirements.  These borrowings, together with cash generated from operations, are on-lent or contributed as equity to certain subsidiaries.  The Board of directors has approved three debt protection ratios, being: net interest to operating cash flow (plus dividends from associated undertakings); retained cash flow (operating cash flow plus dividends from associated undertakings less interest, tax, dividends to minorities and equity dividends) to net debt; and operating cash flow (plus dividends from associates of undertakings) to net debt.  For each of these ratios, net debt includes financial guarantees and redeemable preference shares.

These internal ratios establish levels of debt that the Group should not exceed other than for relatively short periods of time and are shared with Moody’s, Fitch Ratings and Standard & Poor’s.

Interest rate management

The Group’s main interest rate exposures are to Euro and Yen and, to a lesser extent, US dollar and sterling interest rates.  Under the Group’s interest rate management policy, interest rates on monetary assets and liabilities are maintained on a floating rate basis, unless the forecast interest charge for the next eighteen months is material in relation to forecast results, in which case interest rates are fixed on part or all of the Group’s debt.  In addition, fixing shall be undertaken for longer periods when interest rates are statistically low.  The amount on which interest rates are fixed is managed within limits approved by the Board, using derivative financial instruments such as swaps, futures, options and forward rate agreements.

At 30 September 2004, 15% (year ended 31 March 2004: 20%) of the Group’s gross borrowings were fixed for a period of at least one year.  A one hundred basis point rise in market interest rates for all currencies in which the Group had borrowings at 30 September 2004 would adversely affect profit before taxation for the period from 1 October 2004 to 31 March 2005 by approximately £10 million.  The interest rate management policy has remained unaffected by the acquisitions completed during the financial period.

Foreign exchange management

Foreign currency exposures arising from known future external transactions above certain de minimis levels are hedged, including those resulting from the repatriation of international dividends and loans.  Forward foreign exchange contracts are the derivative instrument most used for this purpose.

Although the Group reports its balance sheet in sterling, which is the principal currency for most transactions undertaken in its shares, it does not hedge its foreign currency balance sheet exposure for three reasons.  Firstly, the Group believes its shareholders principally value its sterling denominated shares by discounting its estimated future sterling and foreign currency cash flows and converting to sterling at appropriate rates where necessary.  Secondly, the Group manages the currency of its net debt according to banded multiples of those currencies’ operating cash flows, adjusted for dividends and share purchases.  As such, at 30 September 2004, 110% of net borrowings were denominated in currencies other than sterling (57% euro, 52% yen, and 1% US dollar) and 10% of net debt had been purchased forward in sterling in anticipation of sterling denominated shareholder returns via share purchases and dividends.  This allows debt to be serviced in proportion to anticipated cash flows and therefore provides a partial hedge against profit and loss account translation exposure, as interest costs will be denominated in foreign currencies.  Thirdly, certain overseas businesses have foreign currency acquisition goodwill allocated whilst other assets do not, therefore making balance sheet comparisons difficult.  A relative weakening over the six month period in the value of sterling against certain currencies of countries where the Group operates has resulted in a currency translation adjustment credit of £1,976 million to Group reserves in the six months ended 30 September 2004 (six months ended 30 September 2003: £852 million credit; year ended 31 March 2004: £5,292 million charge).

When the Group’s international net earnings for the six months to 30 September 2004 are retranslated using a 10% strengthening/weakening of sterling against all exchange rates, the total Group operating loss would be reduced/increased by £201 million (six months ended 30 September 2003: £190 million; year ended 31 March 2004: £451 million).

Counterparty risk management

Cash deposits and other financial instrument transactions give rise to credit risks on the amounts due from counterparties.  The Group regularly monitors these risks and the credit ratings of its counterparties and, by policy, limits the aggregate credit and settlement risk it may have with one counterparty.  While these counterparties may expose the Group to credit losses in the event of non-performance, it considers the possibility of material loss to be acceptable because of these control procedures.

TREND INFORMATION

For the year ending 31 March 2005

The Group expects to deliver organic growth of around 10% in average proportionate mobile customers, when compared to the prior year.

Capitalised fixed asset additions are anticipated to be around £5 billion.  Depreciation and licence amortisation in controlled mobile operations is expected to be around £0.7 billion higher than last year, reflecting the timing of the commercial launch of 3G services.

Free cash flow is expected to be around £7 billion.  This is lower than in the 2004 financial year due to:

•                                The inclusion in the 2004 financial year of £0.8 billion of non-recurring receipts from hedging instruments and free cash flow generated by the fixed line business in Japan prior to its disposal; and

•                                Approximately £1 billion of additional cash expenditure on fixed assets, which is mainly due to movements in capital creditors, together with higher tax payments of around £1.8 billion.

Share purchases are currently planned to be around £4 billion in the financial year, subject to maintenance of credit ratings, of which £1.8 billion had been expended at 30 September 2004.

For the year ending 31 March 2006

The Group expects to deliver high single-digit organic growth in average proportionate mobile customers, when compared to the 2005 financial year.  The Group also expects to have over 10 million registered customers using Vodafone live! with 3G in its controlled operations by the end of March 2006.

Capitalised fixed asset additions are expected to be of the order of £5 billion.

These expectations for the 2006 financial year are on a UK GAAP basis.  The Group will provide guidance under IFRS on 20 January 2005.  An update of the expected significant differences between IFRS and the Group’s UK GAAP accounting policies is provided on page 50.

The section titled “Liquidity and Capital Resources” provides information in relation to potential future dividend payments by Vodafone Italy in the subsection titled “Dividends to minority shareholders” on page 29.

Other

The section titled “One Vodafone” on page 22 provides additional forward looking statements in relation to the expected future benefits of One Vodafone initiatives on operating free cash flow, revenue, capital expenditure and operating expenditure.

USE OF NON-GAAP FINANCIAL INFORMATION

Free cash flow

In presenting and discussing the Group’s reported results, free cash flow is calculated and presented on the basis of methodologies other than in accordance with UK GAAP.

The Group believes that it is both useful and necessary to communicate this non-GAAP measure to investors and other interested parties, for the following reasons:

•                  free cash flow allows the Company and external parties to evaluate the Group’s liquidity and the cash generated by the Group’s operations. Free cash flow does not include cash flows relating to acquisitions and disposals or financing activities and so reflects the cash available for such activities, to strengthen the balance sheet or to provide returns to shareholders in the form of dividends or share repurchases;

•                  it facilitates comparability of results with other companies; and,

•                  it is useful in connection with discussion with the investment analyst community and the debt rating agencies.

A reconciliation of net cash flow inflow from operating activities, the closest equivalent GAAP measure, to free cash flow, is shown on page 28.

Presentation of other revenue in discussion of trading results

The discussion of the trading results of the Group and key markets on pages 5 to 18 presents the cost of sales related to acquisition and retention costs net of revenue attributable to these activities.  The Group believes that this basis of presentation provides useful information for investors regarding trends in net subsidies with respect to the acquisition and retention of customers and facilitates comparability of results with other companies operating in the mobile telecommunications business.  This performance indicator is commonly used in the mobile telecommunications industry and by Vodafone management to compare net subsidies provided to acquire and retain customers to prior periods and internal forecasts.  “Net other revenue”, “Net acquisition costs” and “Net retention costs” as used in the trading results are defined on page 19.  Reconciliation of “Net other revenue” to the closest equivalent GAAP measure, turnover, and “Net acquisition costs” and “Net retention costs” to their closest equivalent GAAP measure, gross acquisition and retention costs, are shown below.

	Mobile telecommunications	UK	Germany	Italy	Spain	Japan
	£m	£m	£m	£m	£m	£m
Six months to 30 September 2004
Net other revenue	283	94	69	7	1	11
Acquisition and retention revenue	1,534	186	103	108	127	833
Other revenue	1,817	280	172	115	128	844
Total service revenue	14,546	2,283	2,636	2,608	1,426	2,845
Turnover	16,363	2,563	2,808	2,723	1,554	3,689

Six months to 30 September 2003
Net other revenue	164	19	63	7	1	9
Acquisition and retention revenue	1,428	128	109	102	98	819
Other revenue	1,592	147	172	109	99	828
Total service revenue	14,114	2,020	2,601	2,525	1,231	3,146
Turnover	15,706	2,167	2,773	2,634	1,330	3,974

Six months to 30 September 2004
Net acquisition costs	983	186	166	38	115	322
Net retention costs	883	198	157	41	75	320
Acquisition and retention revenue	1,534	186	103	108	127	833
Gross acquisition and retention costs	3,400	570	426	187	317	1,475

Six months to 30 September 2003
Net acquisition costs	866	117	166	32	62	346
Net retention costs	721	147	157	33	65	223
Acquisition and retention revenue	1,428	128	109	102	98	819
Gross acquisition and retention costs	3,015	392	432	167	225	1,388

Organic growth

The Group believes that “organic growth” provides additional information on underlying growth trends to investors and other interested parties.  This measure is used by the Group for internal performance analysis.  The term “organic” is not a defined term under UK or US GAAP, and may not therefore be comparable with similarly titled measures reported by other companies.  It is not intended to be a substitute for, or superior to, reported growth.  Reconciliation of organic growth to reported growth is shown below.

		Organic growth	Impact of foreign exchange	Impact of acquisitions and disposals	Reported growth
		%	%	%	%
Turnover
Mobile telecommunications	Voice revenue	4	(4)	2	2
	Non-voice revenue	12	(4)	1	9
	Total service revenue	5	(4)	2	3
	Other revenue	12	(4)	6	14
	Acquisition and retention revenue	10	(4)	1	7
	Total	6	(4)	2	4
Total		7	(4)	(4)	(1)

	Organic growth	Impact of foreign exchange	Impact of acquisitions and disposals	Reported growth in non-GAAP measure	Impact of goodwill amortisation and exceptional items	Reported growth in equivalent GAAP measure(2)
	%	%	%	%	%	%
Total Group operating loss
Mobile telecommunications operating profit(1)	4	(5)	1	—	2	2
Total Group operating profit(1)	5	(5)	(1)	(1)	3	2

(1)          Before goodwill amortisation and exceptional items

(2)          Closest equivalent GAAP measure is Total Group operating loss

Presentation of measures before goodwill amortisation and exceptional items

The Group presents operating profit before goodwill amortisation and exceptional operating items for the Group and the Group’s reported business segments, being mobile telecommunications and other operations.  These measures are used by the Group for internal performance analysis and are useful in connection with discussion with the investment analyst community and debt rating agencies.

These measures are not defined under UK or US GAAP, and may not therefore be comparable with similarly titled profit measurements reported by other companies.  They are not intended to be a substitute for, or superior to, GAAP measurements of profit.  Reconciliation of these measures to the closest equivalent GAAP measure, Total Group operating loss, is provided in Note 2 to the unaudited interim consolidated financial statements.

Other

Certain of the statements within the section titled “Chief Executive’s Statement” on page 4 and the section titled “One Vodafone”, on page 22, contain forward-looking non-GAAP financial information for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

Certain of the statements within the section titled “Trend Information” on page 33, contain forward-looking non-GAAP financial information which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

FINANCIAL STATEMENTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

	Six months to 30 September 2004		Six months to 30 September 2003		Year ended 31 March 2004
	£m		£m		£m
	(unaudited)		(unaudited)		(audited)
Turnover: Group and share of associated undertakings
- Continuing operations	22,513		21,198		42,920
- Discontinued operations	—		818		818
	22,513		22,016		43,738

Less: Share of associated undertakings	(5,717)		(5,117)		(10,179)
	16,796		16,899		33,559

Turnover (Note 2)
- Continuing operations	16,796		16,081		32,741
- Discontinued operations	—		818		818
	16,796		16,899		33,559

Operating (loss)/profit
- Continuing operations	(2,245)		(1,907)		(4,842)
- Discontinued operations	—		66		66
	(2,245)		(1,841)		(4,776)

Share of operating profit/(loss) in associated undertakings
- Continuing operations	630		263		546

Total Group operating loss (Note 2)	(1,615)		(1,578)		(4,230)

Exceptional non-operating items (Note 4)	22		(58)		(103)

Loss on ordinary activities before interest	(1,593)		(1,636)		(4,333)

Net interest payable and similar items	(291)		(356)		(714)

- Group	(191)		(251)		(499)
- Share of associated undertakings	(100)		(105)		(215)

Loss on ordinary activities before taxation	(1,884)		(1,992)		(5,047)

Tax on loss on ordinary activities (Note 5)	(987)		(1,792)		(3,154)

- Tax loss on ordinary activities before exceptional tax	(1,559)		(1,792)		(3,154)
- Exceptional deferred tax credit	572		—		—

Loss on ordinary activities after taxation	(2,871)		(3,784)		(8,201)

Minority interests (including non-equity minority interests)	(324)		(470)		(814)

Loss for the financial period	(3,195)		(4,254)		(9,015)

Equity dividends	(1,263)		(650)		(1,378)

Retained loss for the Group and its share of associated undertakings	(4,458)		(4,904)		(10,393)

Basic and diluted loss per share (Note 6)	(4.77	)p	(6.24	)p	(13.24	)p

Dividend per share	1.91	p	0.95	p	2.03	p

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET

AS AT 30 SEPTEMBER 2004

	30 September 2004	30 September 2003	31 March 2004
	£m	£m	£m
		as restated
	(unaudited)	(unaudited)	(audited)
Fixed assets
Intangible assets	90,399	103,815	93,622
Tangible assets	18,070	19,622	18,083
Investments	21,725	25,231	22,275

- Investments in associated undertakings	20,831	24,204	21,226
- Other investments	894	1,027	1,049

	130,194	148,668	133,980
Current assets
Stocks	416	437	458
Debtors	6,957	7,186	6,901
Investments	1,998	1,417	4,381
Cash at bank and in hand	2,652	3,228	1,409

	12,023	12,268	13,149

Creditors: amounts falling due within one year	(15,304)	(14,776)	(15,026)

Net current liabilities	(3,281)	(2,508)	(1,877)

Total assets less current liabilities	126,913	146,160	132,103

Creditors: amounts falling due after more than one year	(12,494)	(14,653)	(12,975)

Provisions for liabilities and charges	(4,038)	(3,763)	(4,197)

	110,381	127,744	114,931

Capital and reserves
Called up share capital	4,283	4,277	4,280
Share premium account	52,202	52,094	52,154
Merger reserve	98,927	98,927	98,927
Own shares held	(2,873)	(58)	(1,136)
Other reserve	678	793	713
Profit and loss account	(45,473)	(31,450)	(43,014)

Total equity shareholders’ funds	107,744	124,583	111,924

Equity minority interests	1,749	2,194	2,132
Non-equity minority interests	888	967	875

	110,381	127,744	114,931

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED CASH FLOW

FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

	Six months to 30 September 2004	Six months to 30 September 2003	Year ended 31 March 2004
	£m	£m	£m
		as restated
	(unaudited)	(unaudited)	(audited)

Net cash inflow from operating activities (Note 7)	6,379	6,081	12,317
Dividends received from associated undertakings	1,016	805	1,801
Net cash (outflow)/inflow for returns on investments and servicing of finance	(229)	242	(44)

Taxation	(360)	(283)	(1,182)

Net cash outflow for capital expenditure and financial investment	(2,514)	(2,099)	(4,267)
- Purchase of intangible fixed assets	(15)	(2)	(21)
- Purchase of tangible fixed assets	(2,509)	(2,255)	(4,508)
- Purchase of investments	(10)	(9)	(43)
- Disposal of tangible fixed assets	18	53	158
- Disposal of investments	4	87	123
- Other	(2)	27	24

Net cash outflow for acquisitions and disposals	(2,165)	(1,059)	(1,312)
- Purchase of interests in subsidiary undertakings	(2,391)	(1,074)	(2,064)
- Net cash acquired with subsidiary undertakings	—	(1)	10
- Purchase of interests in associated undertakings	—	(2)	—
- Disposal of interests in subsidiary undertakings	226	9	995
- Net cash disposed of with subsidiary undertakings	—	—	(258)
- Other	—	9	5

Equity dividends paid	(728)	(612)	(1,258)

Cash inflow before management of liquid resources and financing	1,399	3,075	6,055

Management of liquid resources	2,411	(1,126)	(4,286)

Net cash (outflow)/inflow from financing	(2,674)	952	(700)
- Issue of ordinary share capital	40	22	69
- (Decrease)/increase in debt	(957)	947	280
- Purchase of treasury shares	(1,757)	—	(1,032)
- Purchase of own shares in relation to employee share schemes	—	(17)	(17)

Increase in cash in the period	1,136	2,901	1,069

Reconciliation of net cash flow to movement in net debt
Increase in cash in the period	1,136	2,901	1,069
Cash outflow/(inflow) from decrease/(increase) in debt	957	(947)	(280)
Cash (inflow)/outflow from (decrease)/increase in liquid resources	(2,411)	1,126	4,286

(Increase)/decrease in net debt resulting from cash flows	(318)	3,080	5,075

Translation difference	83	(95)	144
Premium on repayment of debt	—	(56)	(56)
Net debt acquired on acquisition of subsidiary undertakings	—	—	(7)
Net debt disposed on disposal of subsidiary undertakings	—	—	194
Other movements	2	4	1

(Increase)/decrease in net debt in the period	(233)	2,933	5,351

Opening net debt	(8,488)	(13,839)	(13,839)

Closing net debt (Note 8)	(8,721)	(10,906)	(8,488)

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

	Six months to 30 September 2004	Six months to 30 September 2003	Year ended 31 March 2004
	£m	£m	£m
	(unaudited)	(unaudited)	(audited)

Loss for the financial period
- Group	(3,436)	(4,143)	(8,996)
- Share of associated undertakings	241	(111)	(19)
	(3,195)	(4,254)	(9,015)

Currency translation
- Group	1,597	1,697	(2,462)
- Share of associated undertakings	379	(845)	(2,830)
	1,976	852	(5,292)

Total recognised gains and losses for the period	(1,219)	(3,402)	(14,307)

MOVEMENT IN EQUITY SHAREHOLDERS’ FUNDS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

	Six months to 30 September 2004	Six months to 30 September 2003	Year ended 31 March 2004
	£m	£m	£m
		as restated
	(unaudited)	(unaudited)	(audited)

Loss for the period	(3,195)	(4,254)	(9,015)
Equity dividends	(1,263)	(650)	(1,378)
	(4,458)	(4,904)	(10,393)

Currency translation	1,976	852	(5,292)
New share capital subscribed	51	18	86
Purchase of treasury shares	(1,748)	—	(1,088)
Purchase of own shares in relation to employee share schemes	—	(17)	(17)
Own shares released on vesting of share awards	11	—	10
Other	(12)	4	(12)

Net movement in equity shareholders’ funds	(4,180)	(4,047)	(16,706)

Opening equity shareholders’ funds	111,924	128,630	128,630

Closing equity shareholders’ funds	107,774	124,583	111,924

The accompanying notes are an integral part of these interim consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

1                 Basis of preparation

The unaudited interim results have been prepared on a basis consistent with the accounting policies set out on pages 73 to 75 of Vodafone Group Plc’s Annual Report on Form 20-F for the year ended 31 March 2004.

The interim consolidated financial statements for the six months ended or as of 30 September 2004 and 2003 included in this document are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for periods presented.  The interim consolidated financial statements should be read in conjunction with Vodafone Group Plc’s audited consolidated financial statements contained in the Annual Report on Form 20-F for the year ended 31 March 2004, from which the financial statements for the year ended or as of 31 March 2004 included in this document are derived.

In the 2004 Annual Report on Form 20-F, the Group early adopted UITF 38 “Accounting for ESOP Trusts” which requires presentation of an entity’s own shares held in an ESOP trust to be deducted in arriving at shareholders’ funds.  As a consequence, the comparative Consolidated Balance Sheet as at and Consolidated Cash Flows for the six months ended 30 September 2003 have been restated.  The impact of adopting UITF 38 was to reduce equity shareholders’ funds by £58 million at 30 September 2003.  Loss on ordinary activities before taxation for the six months ended 30 September 2003 has not been impacted by the adoption of UITF 38.

2                 Segmental and other analyses

The Group’s principal business is the supply of mobile telecommunications services and products.  Other operations primarily comprise fixed line telecommunications businesses.  The results of the Japan Telecom fixed line business, which has been disposed of, are analysed as discontinued operations.

Analyses of turnover and total Group operating profit/(loss) by geographical region and class of business are as follows:

	Mobile telecommunications							Other operations
	UK & Ireland	Northern Europe	Southern Europe	Americas	Asia Pacific	Middle East & Africa	Total	Northern Europe	Asia Pacific	Total	Total Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m		£m
Six months to 30 September 2004 (unaudited)

Segment turnover	2,960	3,778	5,343	—	4,227	177	16,485	513	—	513	16,998
Less: inter-segment turnover	(18)	(23)	(73)	—	(2)	(6)	(122)	—	—	—	(122)
Net turnover	2,942	3,755	5,270	—	4,225	171	16,363	513	—	513	16,876
Less: turnover between mobile and other operations	—	(54)	—	—	—	—	(54)	(26)	—	(26)	(80)
Group turnover	2,942	3,701	5,270	—	4,225	171	16,309	487	—	487	16,796

Operating profit/(loss)	408	(2,349)	(526)	(10)	156	56	(2,265)	20	—	20	(2,245)
Share of operating profit / (loss) in associated undertakings	1	84	9	450	2	89	635	(5)	—	(5)	630
Total Group operating loss	409	(2,265)	(517)	440	158	145	(1,630)	15	—	15	(1,615)
Add back:
- Goodwill amortisation	228	3,912	2,324	445	376	15	7,300	—	—	—	7,300
- Exceptional operating items	—	—	—	—	—	—	—	—	—	—	—
Total Group operating profit before goodwill amortisation and exceptional items	637	1,647	1,807	885	534	160	5,670	15	—	15	5,685

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

	Mobile telecommunications							Other operations
	UK & Ireland	Northern Europe	Southern Europe	Americas	Asia Pacific	Middle East & Africa	Total	Northern Europe	Asia Pacific	Total	Total Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m		£m
Six months to 30 September 2003 (unaudited)

Segment turnover	2,543	3,743	4,903	—	4,464	159	15,812	481	1,126	1,607	17,419
Less: inter-segment turnover	(15)	(19)	(68)	—	(2)	(2)	(106)	—	—	—	(106)
Net turnover	2,528	3,724	4,835	—	4,462	157	15,706	481	1,126	1,607	17,313
Less: turnover between mobile and other operations	—	(48)	—	—	(105)	—	(153)	(32)	(229)	(261)	(414)
Group turnover	2,528	3,676	4,835	—	4,357	157	15,553	449	897	1,346	16,899

Operating profit/(loss)	533	(2,489)	(350)	(6)	385	52	(1,875)	(44)	78	34	(1,841)
Share of operating profit / (loss) in associated undertakings	2	62	4	119	1	73	261	3	(1)	2	263
Total Group operating loss	535	(2,427)	(346)	113	386	125	(1,614)	(41)	77	36	(1,578)
Add back:
- Goodwill amortisation	150	4,116	2,426	592	350	15	7,649	—	2	2	7,651
- Exceptional operating items	—	—	(351)	—	—	—	(351)	—	—	—	(351)
Total Group operating profit before goodwill amortisation and exceptional items	685	1,689	1,729	705	736	140	5,684	(41)	79	38	5,722

	Mobile telecommunications							Other operations
	UK & Ireland	Northern Europe	Southern Europe	Americas	Asia Pacific	Middle East & Africa	Total	Northern Europe	Asia Pacific	Total	Total Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m		£m
Year ended 31 March 2004 (audited)

Segment turnover	5,538	7,488	9,886	—	8,896	305	32,113	1,002	1,126	2,128	34,241
Less: inter-segment turnover	(34)	(40)	(110)	—	(6)	(8)	(198)	—	—	—	(198)
Net turnover	5,504	7,448	9,776	—	8,890	297	31,915	1,002	1,126	2,128	34,043
Less: turnover between mobile and other operations	—	(95)	—	—	(105)	—	(200)	(55)	(229)	(284)	(484)
Group turnover	5,504	7,353	9,776	—	8,785	297	31,715	947	897	1,844	33,559

Operating profit/(loss)	842	(5,041)	(1,185)	(21)	515	85	(4,805)	(49)	78	29	(4,776)
Share of operating profit / (loss) in associated undertakings	4	86	9	297	1	158	555	(10)	1	(9)	546
Total Group operating loss	846	(4,955)	(1,176)	276	516	243	(4,250)	(59)	79	20	(4,230)
Add back:
- Goodwill amortisation	384	8,147	4,826	1,119	701	30	15,207	—	—	—	15,207
- Exceptional operating items	130	—	(351)	(2)	(5)	—	(228)	—	—	—	(228)
Total Group operating profit before goodwill amortisation and exceptional items	1,360	3,192	3,299	1,393	1,212	273	10,729	(59)	79	20	10,749

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

3                 Exceptional operating items

	Six months to 30 September 2004	Six months to 30 September 2003	Year ended 31 March 2004
	£m	£m	£m
	(unaudited)	(unaudited)	(audited)

Contribution tax	—	351	351
Reorganisation costs	—	—	(123)

	—	351	228

The exceptional operating income of £351 million comprises expected recoveries and provision releases in relation to a contribution tax levy on Vodafone Italy that is no longer expected to be payable.

4                 Exceptional non-operating items

	Six months to 30 September 2004	Six months to 30 September 2003	Year ended 31 March 2004
	£m	£m	£m
	(unaudited)	(unaudited)	(audited)

Profit on disposal of fixed asset investments	18	—	12
Share of associate profit/(loss) on disposal of investments	6	(1)	(1)
Amounts written off fixed asset investments	(2)	(4)	(6)
Loss on disposal of businesses	—	(69)	(127)
Profit on disposal of tangible fixed assets	—	16	19

	22	(58)	(103)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

5                 Tax on loss on ordinary activities

	Six months to 30 September 2004	Six months to 30 September 2003	Year ended 31 March 2004
	£m	£m	£m
	(unaudited)	(unaudited)	(audited)

United Kingdom corporation tax charge at 30% (2003: 30%)	45	152	209

Overseas corporation tax
Current tax:
Current year	1,329	1,265	2,264
Prior year	(21)	(144)	(159)
	1,308	1,121	2,105

Total current tax	1,353	1,273	2,314
Deferred tax – origination of and reversal of timing differences(1)	(366)	385	736

Tax on loss on ordinary activities	987	1,658	3,050

Tax on loss on ordinary activities before exceptional items	1,559	1,658	3,050
Exceptional deferred tax credit(1)	(572)	—	—

Tax on exceptional items	—	134	104

Total tax charge	987	1,792	3,154

Parent and subsidiary undertakings	718	1,559	2,866
Share of associated undertakings	269	233	288
	987	1,792	3,154

(1)          Deferred tax for the six months to 30 September 2004 includes an exceptional deferred tax credit of £572 million relating to tax losses in Vodafone Holdings K.K., which became eligible for offset against the profits of Vodafone K.K. following the merger of the two entities on 1 October 2004.  The deferred tax credit was recognised following shareholder and regulatory approval of the transaction in the six month period.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

6                 Loss per share

	Six months to 30 September 2004	Six months to 30 September 2003	Year ended 31 March 2004
	Number	Number	Number
	(unaudited)	(unaudited)	(audited)

Weighted average number of shares (millions)	66,915	68,191	68,096

	£m	£m	£m

Loss for basic and diluted loss per share	(3,195)	(4,254)	(9,015)

	Pence per share	Pence per share	Pence per share

Basic and diluted loss per share	(4.77)	(6.24)	(13.24)

	£m	£m	£m
Basic loss per share is stated inclusive of the following items
- Goodwill amortisation	7,300	7,651	15,207
- Exceptional operating items	—	(351)	(228)
- Exceptional non-operating items	(22)	58	103
- Exceptional tax credit	(572)	—	—
- Tax on exceptional items	—	134	104
- Share of exceptional items attributable to minority interests	24	23	27

	Pence per share	Pence per share	Pence per share

Goodwill amortisation	10.91	11.22	22.33
Exceptional operating items	—	(0.51)	(0.33)
Exceptional non-operating items	(0.03)	0.09	0.15
Exceptional tax credit	(0.86)	—	—
Tax on exceptional items	—	0.19	0.15
Share of exceptional items attributable to minority interests	0.03	0.03	0.04

Diluted loss per share is the same as basic loss per share as it is considered that there are no dilutive potential ordinary shares.

7                 Reconciliation of operating loss to net cash inflow from operating activities

	Six months to 30 September 2004	Six months to 30 September 2003	Year ended 31 March 2004
	£m	£m	£m
	(unaudited)	(unaudited)	(audited)

Operating loss	(2,245)	(1,841)	(4,776)
Exceptional operating items	—	(351)	(228)
Depreciation	2,142	2,206	4,362
Goodwill amortisation	6,373	6,547	13,095
Amortisation of other intangible fixed assets	204	22	98
Loss on disposal of tangible fixed assets	31	35	89

	6,505	6,618	12,640

Working capital movements	(94)	(522)	(238)
Payments in respect of exceptional items	(32)	(15)	(85)

Net cash inflow from operating activities	6,379	6,081	12,317

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

8                 Analysis of net debt

	At 1 April 2004	Cash flow	Other non-cash changes and exchange movements	At 30 September 2004
	£m	£m	£m	£m

Liquid resources	4,381	(2,411)	28	1,998

Cash at bank and in hand	1,409	1,215	28	2,652
Bank overdrafts	(42)	(79)	(1)	(122)
	1,367	1,136	27	2,530

Debt due within one year (other than bank overdrafts)	(2,000)	788	(213)	(1,425)
Debt due after one year	(12,100)	161	246	(11,693)
Finance leases	(136)	8	(3)	(131)

	(14,236)	957	30	(13,249)

Net debt	(8,488)	(318)	85	(8,721)

Included within net debt are bond issues maturing as follows:

£m

One year or less	1,305
More than one year but not more than two years	525
More than two years but not more than five years	4,488
More than five years but not more than ten years	2,431
More than ten years but not more than twenty years	1,630
More than twenty years	1,366

11,745

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

9                 Summary of differences between UK and US GAAP

The unaudited interim results have been prepared in accordance with UK Generally Accepted Accounting Principles (“UK GAAP”), which differ in certain significant respects from US Generally Accepted Accounting Principles (“US GAAP”).  A summary of adjustments from UK GAAP to US GAAP material to the Group is provided within Vodafone Group Plc’s Annual Report on Form 20-F for the year ended 30 March 2004.  The following is a summary of the effects of the adjustments from UK GAAP to US GAAP.

	Six months to 30 September 2004		Six months to 30 September 2003		Year ended 31 March 2004
	£m (unaudited)		£m (unaudited)		£m (audited)

Revenue from continuing operations in accordance with UK GAAP	16,796		16,081		32,741

Items (decreasing)/increasing revenue:
Non-consolidated entity	(2,678)		(2,612)		(5,276)
Connection revenue	617		(536)		188

Revenue from continuing operations in accordance with US GAAP(1)	14,735		12,933		27,653

Net loss in accordance with UK GAAP	(3,195)		(4,254)		(9,015)

Items decreasing/(increasing) net loss:
Investments accounted for under the equity method	662		789		1,354
Connection revenue and costs	9		12		29
Goodwill and other intangible assets	(3,116)		(3,116)		(6,520)
Licence fee amortisation	(193)		(3)		(76)
Exceptional items	—		(253)		(351)
Capitalised interest	(32)		223		406
Income taxes	2,612		3,426		6,183
Other	(47)		15		(137)

Net loss in accordance with US GAAP	(3,300)		(3,161)		(8,127)

US GAAP basic and diluted loss per ordinary share:	(4.93	)p	(4.64	)p	(11.93	)p

	Six months to 30 September 2004		Six months to 30 September 2003		Year ended 31 March 2004
	£m (unaudited)		£m as restated (unaudited)		£m (audited)

Shareholders’ equity in accordance with UK GAAP	107,744		124,583		111,924

Items increasing/(decreasing) shareholders’ equity:
Investments accounted for under the equity method	6,336		5,581		5,566
Connection revenue and costs	(24)		(72)		(55)
Goodwill and other intangible assets	44,162		49,156		45,320
Licence fee amortisation	(306)		(43)		(109)
Capitalised interest	1,584		1,296		1,615
Income taxes	(39,250)		(42,988)		(40,074)
Proposed dividends	1,263		650		728
Other	137		120		114

Shareholders’ equity in accordance with US GAAP	121,646		138,283		125,029

Note:

(1) The results of operations of Japan Telecom are reported as discontinued operations and are included in the segment “Other operations – Asia Pacific”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

9                 Summary of differences between UK and US GAAP (continued)

Consolidated statements of cash flows

At 30 September 2004, cash and cash equivalents under US GAAP included cash equivalents of £1,998 million (31 March 2004: £4,381 million; 30 September 2003: £1,417 million). The following table summarises the movement and composition of cash and cash equivalents under US GAAP.

	Six months to 30 September 2004	Six months to 30 September 2003	Year ended 31 March 2004
	£m (unaudited)	£m (unaudited)	£m (audited)

Cash and cash equivalents were provided by/(used in):
Operating activities	5,790	6,040	11,091
Investing activities	(3,663)	(2,353)	(3,778)
Financing activities	(3,323)	340	(1,915)
Net (decrease)/increase in cash and cash equivalents	(1,196)	4,027	5,398
Exchange movement	56	(148)	(374)
Cash and cash equivalents at the beginning of period	5,790	766	766
Cash and cash equivalents at the end of period	4,650	4,645	5,790

A reconciliation between the consolidated statements of cash flows presented in accordance with UK GAAP and US GAAP is set out below:

Operating activities:
Net cash inflow from operating activities (UK GAAP)	6,379	6,081	12,317
Tax paid	(360)	(283)	(1,182)
Net cash outflow for returns on investments and servicing of finance	(229)	242	(44)
Net cash provided by operating activities (US GAAP)	5,790	6,040	11,091

Investing activities:
Net cash outflow from capital expenditure, financial investments and acquisitions and disposals (UK GAAP)	(4,679)	(3,158)	(5,579)
Dividends received from associated undertakings	1,016	805	1,801
Net cash used in investing activities (US GAAP)	(3,663)	(2,353)	(3,778)

Financing activities:
Net cash (outflow)/inflow from financing activities (UK GAAP)	(2,674)	952	(700)
Increase in bank overdrafts	79	—	43
Equity Dividends paid	(728)	(612)	(1,258)
Net cash (used in)/provided by financing activities (US GAAP)	(3,323)	340	(1,915)

Note:

Certain prior period amounts have been reclassified to conform with the Group’s current period presentation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

9                 Summary of differences between UK and US GAAP (continued)

Loss per ordinary share

	Six months to 30 September 2004	Six months to 30 September 2003	Year ended 31 March 2004
	£m (unaudited)	£m (unaudited)	£m (audited)

Loss per share information is calculated based on:
Loss from continuing operations	(3,300)	(2,887)	(7,734)
Loss on operations and disposal of discontinued operations	—	(274)	(393)
Net loss in accordance with US GAAP	(3,300)	(3,161)	(8,127)

	Number	Number	Number

Weighted average number of shares outstanding (millions)	66,915	68,191	68,096

	Pence per share	Pence per share	Pence per Share

Basic and diluted per share:
Loss from continuing operations	(4.93)	(4.24)	(11.36)
Loss on operations and disposal of discontinued operations	—	(0.40)	(0.57)
Net loss:	(4.93)	(4.64)	(11.93)

There were no securities with a dilutive effect for the six months ended 30 September 2004 (year ended 31 March 2004: nil). The Group has not included 585 million shares in the computation of diluted earnings per share for the six months ended 30 September 2003, as their inclusion would be antidilutive.

Goodwill and other intangible assets

During the six months ended 30 September 2004, the Group has undertaken a number of transactions, including stake increases in Vodafone Japan and Vodafone Hungary. Under US GAAP, these transactions have resulted in the Group assigning £2,917 million to intangible assets, of which £2,279 million was assigned to cellular licences and £638 million to customer bases.  A corresponding deferred tax liability of £1,188 million was recognised.  All intangible assets acquired are deemed to be of finite life, with a weighted average amortisation period of 13 years, comprising cellular licences 15 years and customer bases 5 years.

Goodwill

	Mobile telecommunications Northern Europe		Mobile telecommunications UK & Ireland
	2004	2003	2004	2003
	£m (unaudited)	£m (unaudited)	£m (unaudited)	£m (unaudited)

1 April	41	—	467	117
Additions	—	—	—	179
Exchange movements	2	—	—	2
30 September	43	—	467	298

Finite-lived intangible assets

	As at 30 September 2004		As at 31 March 2004
	(unaudited)		(audited)
	Gross carrying amount	Accumulated amortisation	Gross carrying amount	Accumulated amortisation
	£m	£m	£m	£m

Licences	169,977	56,848	159,482	48,012
Customer bases	7,639	5,338	7,417	4,939
	177,616	62,186	166,899	52,951

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

9                 Summary of differences between UK and US GAAP (continued)

Further analysis as to how amounts presented within the US GAAP reconciliation for goodwill and other intangibles – net of amortisation have been determined is provided below.

	As at 30 September 2004	As at 31 March 2004
	£m (unaudited)	£m (audited)

Use of a different measurement date for the purposes of determining purchase consideration	2,474	2,630
Deferred tax	41,231	42,188
Other	457	502
	44,162	45,320

The total amortisation charge for the six month period ended 30 September 2004, under US GAAP, was £8,056 million (six months ended 30 September 2003: £7,752 million; year ended 31 March 2004: £15,893 million).  The estimated future amortisation charge on finite-lived intangible assets for each of the next five fiscal years is set out in the following table.  The estimate is based on finite-lived intangible assets recognised at 30 September 2004 using foreign exchange rates on that date.  It is likely that future amortisation charges will vary from the figures below, as the estimate does not include the impact of any future investments, disposals, capital expenditures or fluctuations in foreign exchange rates.

Year ending 31 March	£m
2005	16,543
2006	15,593
2007	15,340
2008	15,208
2009	15,116

Stock based compensation

The Group recognises compensation cost based upon intrinsic value of share options and ADS options at the measurement date.  Had compensation cost been determined based upon the fair value of share options and ADS options at grant date, the Group’s net loss and loss per ordinary share would have been restated to the pro forma amounts indicated below:

	Six months to 30 September 2004		Six months to 30 September 2003		Year ended 31 March 2004
	£m (unaudited)		£m (unaudited)		£m (audited)

Net loss as reported under US GAAP	(3,300)		(3,161)		(8,127)
Stock based compensation, net of related tax effects, included in the determination of net income as reported	66		70		129
Stock based employee compensation expense, under fair value based method for all awards, net of related tax effects	(64)		(49)		(107)

Pro forma net loss	(3,298)		(3,140)		(8,105)

Earnings per share
Basic – as reported under US GAAP	(4.93	)p	(4.64	)p	(11.93	)p
Basic – pro forma	(4.93	)p	(4.60	)p	(11.90	)p

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

10          Changes in accounting standards

US Standards

SEC Announcement

Through an announcement at the Emerging Issue Task Force meeting on 29 September 2004, the Staff of the United States Securities and Exchange Commission (“SEC”) provided guidance relating to the use of the residual method to value acquired assets other than goodwill under US GAAP.  The new guidance requires the use of a direct value method when assigning fair values to intangible assets other than goodwill acquired in business combinations under Statement of Financial Accounting Standards (SFAS) 141 “Business Combinations” completed after 29 September 2004 and for impairment testing under SFAS 142 “Goodwill and Other Intangible Assets”.  SEC registrants that have applied the residual method to intangible assets other than goodwill in impairment testing are required to perform a transitional impairment test using a direct method no later than the beginning of their fiscal year beginning after 15 December 2004.  Any transitional impairment should be recorded, net of tax, as a cumulative effect in a change in accounting principle.  Reclassification of recorded balances between goodwill and intangible assets immediately prior to adoption of this guidance is prohibited.

The Group is currently assessing the impact of this change in interpretation.  The adoption of this new guidance is likely to result in a reduction in the carrying value of the Group’s equity accounted investment in Verizon Wireless under US GAAP.  Any resulting reduction in the carrying value of the Group’s investment in Verizon Wireless under US GAAP would not be as a result of a change in Vodafone’s view of the financial prospects of Verizon Wireless.

International Financial Reporting Standards

The Group is preparing for the adoption of International Financial Reporting Standards (“IFRS”) as its primary accounting basis.  IFRS will apply for the first time in the Group’s Annual Report for the year ending 31 March 2006.  It is currently envisaged that one year of comparative information will be presented in the year of first adoption.

A provisional analysis of the major differences between IFRS and the Group’s UK GAAP accounting policies was included in the Annual Report for the year ended 31 March 2004.  The major differences were scope of consolidation, business combinations and intangible assets, financial instruments, share based payments, pensions and other retirement benefits and deferred taxes.  These are still considered to be the major differences and, where relevant, an update to this analysis is included below.  The update below is consistent with the update provided to analysts and investors on 27 September 2004.

The Group has completed the review of the classification of its investments and concluded that the Group’s 76.8% interest in Vodafone Italy should be accounted for as a joint venture.  In addition, the Group’s interests in South Africa, Poland, Kenya, Romania and Fiji, which are currently classified as associated undertakings under UK GAAP, will also be classified as joint ventures under IFRS.  The Group will adopt proportionate accounting as the basis of consolidation for these entities.

In applying IFRS 1 “First Time Adoption of International Financial Reporting Standards” in respect of goodwill, the Group expects to retain the existing UK GAAP carrying value at the opening balance sheet date.  Under IFRS, goodwill is not amortised but is subject to an annual impairment test.

IAS 12 “Income Taxes” requires the Group to provide deferred tax on the undistributed profits of its associates and joint ventures.  All other factors being equal, the adoption of IAS 12 is currently anticipated to increase the Group’s effective rate of tax.

On 1 October 2004, the European Union issued an amended version of IAS 39 “Financial Instruments: Recognition and Measurement” rather than the full version as previously published by the International Accounting Standards Board (“IASB”).  It is currently anticipated that the full version of IAS 39 issued by the IASB will be adopted in the Group’s first IFRS Annual Report for the year ending 31 March 2006, in line with the UK Accounting Standard Board’s announcement in October 2004.

The Group expects to adopt the proposed amendments to IAS 19, “Employee Benefits” which would substantially align the accounting requirements for defined benefit pension schemes to those of FRS 17 under UK GAAP, with actuarial gains and losses being taken directly to reserves.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Vodafone Group Plc

We have reviewed the accompanying consolidated balance sheets of Vodafone Group Plc and subsidiaries as of 30 September 2004 and 2003, and the related consolidated profit and loss accounts, cash flows and consolidated statements of total recognised gains and losses and movements in equity shareholders’ funds for the six months ended 30 September 2004 and 2003. These interim financial statements are the responsibility of Vodafone Group Plc’s management.

We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 9 to the consolidated financial statements.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Vodafone Group Plc and subsidiaries as of 31 March 2004, and the related consolidated profit and loss accounts, cash flows and consolidated statement of total recognised gains and losses and movements in equity shareholders’ fund for the year then ended (not presented herein); and in our report dated 25 May 2004, we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying consolidated financial statements as of 31 March 2004, and for the year then ended, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

DELOITTE & TOUCHE LLP

Chartered Accountants

London, England

10 December 2004

EXHIBIT

10 December 2004

Vodafone Group Plc

Vodafone House

Newbury, Berkshire

RG14 2FN

England

We have made a review, in accordance with the standards of the Public Company Accounting Oversight Board (United States), of the unaudited interim consolidated financial information of Vodafone Group Plc for the periods ended 30 September 2004 and 2003, as indicated in our report dated 10 December 2004; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above, which was included in your Report on Form 6-K for the interim period ended 30 September 2004 is incorporated by reference in Registration Statement No.333-81825 on Form S-8 and in Amendment No.1 to Registration Statement No.333-110941 on Form F-3.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

DELOITTE & TOUCHE LLP

Chartered Accountants

London, England

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 17 December 2004	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary